Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

This management's discussion and analysis ("MD&A"), prepared as of November 5, 2024, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at September 30, 2024 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2023 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedarplus.ca. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2024, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 33 – 34 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

Consolidated Financial and Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2024	2023	Change	% Change(g)	2024	2023	Change	% Change(g)
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	593,699	585,449	8,250	1%	1,656,436	1,606,507	49,929	3%
Sold	578,323	571,248	7,075	1%	1,621,483	1,614,547	6,936	0%

Attributable gold equivalent ounces(b)
Produced	564,106	585,449	(21,343)	(4)%	1,626,843	1,606,507	20,336	1%
Sold	550,548	571,248	(20,700)	(4)%	1,593,708	1,614,547	(20,839)	(1)%

Financial Highlights(a)
Metal sales	$1,432.0	$1,102.4	$329.6	30%	$3,733.0	$3,124.0	$609.0	19%
Production cost of sales	$564.3	$520.6	$43.7	8%	$1,613.3	$1,502.4	$110.9	7%
Depreciation, depletion and amortization	$296.2	$263.9	$32.3	12%	$862.7	$715.1	$147.6	21%
Reversal of impairment charge	$(74.1)	$-	$(74.1)	nm	$(74.1)	$-	$(74.1)	nm
Operating earnings	$547.7	$226.2	$321.5	142%	$1,039.2	$607.9	$431.3	71%
Net earnings attributable to common shareholders	$355.3	$109.7	$245.6	nm	$673.2	$350.9	$322.3	92%
Basic earnings per share attributable to common shareholders	$0.29	$0.09	$0.20	nm	$0.55	$0.29	$0.26	90%
Diluted earnings per share attributable to common shareholders	$0.29	$0.09	$0.20	nm	$0.55	$0.28	$0.27	96%
Adjusted net earnings attributable to common shareholders(c)	$298.7	$144.6	$154.1	107%	$598.3	$399.8	$198.5	50%
Adjusted net earnings per share(c)	$0.24	$0.12	$0.12	100%	$0.49	$0.33	$0.16	48%
Net cash flow provided from operating activities	$733.5	$406.8	$326.7	80%	$1,711.9	$1,194.4	$517.5	43%
Attributable adjusted operating cash flow(c)	$625.0	$472.1	$152.9	32%	$1,529.0	$1,267.1	$261.9	21%
Capital expenditures(d)	$278.7	$283.9	$(5.2)	(2)%	$794.8	$787.0	$7.8	1%
Attributable capital expenditures(c)	$275.5	$272.4	$3.1	1%	$772.1	$757.3	$14.8	2%
Attributable free cash flow(c)	$414.6	$137.7	$276.9	nm	$905.8	$443.0	$462.8	104%
Average realized gold price per ounce(e)	$2,477	$1,929	$548	28%	$2,304	$1,935	$369	19%
Production cost of sales per equivalent ounce(b) sold(f)	$976	$911	$65	7%	$995	$931	$64	7%
Attributable production cost of sales per equivalent ounce(b) sold(c)	$980	$911	$69	8%	$997	$931	$66	7%
Attributable production cost of sales per ounce sold on a by-product basis(c)	$956	$860	$96	11%	$962	$876	$86	10%
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,332	$1,264	$68	5%	$1,324	$1,269	$55	4%
Attributable all-in sustaining cost per equivalent ounce(b) sold(c)	$1,350	$1,296	$54	4%	$1,349	$1,303	$46	4%
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,677	$1,561	$116	7%	$1,682	$1,590	$92	6%
Attributable all-in cost per equivalent ounce(b) sold(c)	$1,689	$1,579	$110	7%	$1,697	$1,608	$89	6%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” includes Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2024 was 84.06:1 and 84.34:1, respectively (third quarter and first nine months of 2023 – 81.82:1 and 82.50:1, respectively).
(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.
(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(g)	“nm” means not meaningful.

Consolidated Financial Performance

This Consolidated Financial Performance section references adjusted net earnings attributable to common shareholders, adjusted net earnings per share, attributable adjusted operating cash flow, attributable free cash flow, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Third quarter 2024 vs. Third quarter 2023

Kinross’ production increased by 1% compared to the third quarter of 2023, primarily due to the commencement of production from Manh Choh, offset by lower production at Paracatu, Round Mountain and La Coipa. At Paracatu, mining was in a lower-grade area of the pit in accordance with planned mine sequencing. At Round Mountain, fewer ounces were recovered from the heap leach pads. At La Coipa, production was lower as a result of lower silver grades and a decrease in throughput due to increased maintenance activity at the mill.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

Metal sales increased by 30% to $1,432.0 million compared to the third quarter of 2023, due to a 28% increase in the average realized gold price to $2,477 per ounce, from $1,929 per ounce in the same period in 2023. Total gold equivalent ounces sold in the third quarter of 2024 were comparable to the same period in 2023.

Production cost of sales increased by 8% in the third quarter of 2024 compared to 2023, due to higher royalties as a result of higher metal prices realized, and the production and sales mix, including higher production at Fort Knox largely related to the start of Manh Choh. These increases were partially offset by a decrease in production cost of sales at Round Mountain due to the decrease in production.

Production cost of sales per equivalent ounce sold increased by 7% in the third quarter of 2024 compared to the same period in 2023, primarily due to planned mine sequencing, with higher gold equivalent ounces sold at Fort Knox and Bald Mountain, offset by fewer gold equivalent ounces sold at Paracatu and La Coipa.

In the third quarter of 2024, depreciation, depletion and amortization increased by 12% compared to the same period in 2023, primarily due to a higher depreciable asset base at Tasiast and Bald Mountain.

In the third quarter of 2024, the Company recorded an after-tax impairment reversal of $71.5 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

Operating earnings increased to $547.7 million in the third quarter of 2024 from $226.2 million in the same period in 2023 primarily as a result of the increase in metal sales.

In the third quarter of 2024, the Company recorded an income tax expense of $134.2 million, compared to $102.4 million in the third quarter of 2023. Income tax expense included $7.7 million of deferred tax expense, compared to $36.9 million in the third quarter of 2023, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. The remaining change in income tax expense is due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the third quarters of both 2024 and 2023 was 26.5%.

Net earnings attributable to common shareholders in the third quarter of 2024 were $355.3 million, or $0.29 per share, compared to $109.7 million, or $0.09 per share, in the same period in 2023. The change was primarily a result of the increase in operating earnings, partially offset by the increase in income tax expense, as described above.

Adjusted net earnings attributable to common shareholders in the third quarter of 2024 were $298.7 million, or $0.24 per share, compared to $144.6 million, or $0.12 per share, for the same period in 2023. The increase was primarily due to an increase in margins as metal sales increased by $329.6 million, or 30%, partially offset by the 8% increase in production cost of sales, as described above.

Net cash flow provided from operating activities increased to $733.5 million in the third quarter of 2024 from $406.8 million in the third quarter of 2023, primarily due to the increase in margins, as described above, and favourable working capital movements.

In the third quarter of 2024, attributable adjusted operating cash flow increased to $625.0 million compared to $472.1 million in the same period of 2023, primarily due to the increase in margins.

Capital expenditures decreased marginally to $278.7 million from $283.9 million in the third quarter of 2023, primarily due to the focus on Manh Choh construction and completion of heap leach pad expansions at Bald Mountain in 2023, partially offset by Phase S capital development at Round Mountain which began in early 2024.

Attributable free cash flow increased to $414.6 million from $137.7 million in the third quarter of 2023, primarily due to the increase in net cash flow provided from operating activities, as discussed above.

In the third quarter of 2024, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 4% and 5%, respectively, compared to the same period in 2023, primarily as a result of the increase in production cost of sales, as discussed above, partially offset by a decrease in sustaining capital expenditures.

In the third quarter of 2024, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 7% compared to the same period in 2023, primarily as a result of the increase in production cost of sales.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

First nine months of 2024 vs. First nine months of 2023

Kinross’ production increased by 3% compared to the first nine months of 2023, primarily due to higher production from Fort Knox with the commencement of production from higher-grade Manh Choh ore, higher throughput at Tasiast, and higher grades at Bald Mountain, partially offset by lower grades at Paracatu, in accordance with planned mine sequencing.

Metal sales increased by 19% to $3,733.0 million compared to the first nine months of 2023, due to a 19% increase in the average realized gold price to $2,304 per ounce, from $1,935 per ounce in the same period in 2023. Total gold equivalent ounces sold in the first nine months of 2024 were comparable to the same period in 2023.

Production cost of sales increased by 7% in the first nine months of 2024 compared to 2023, due to the production and sales mix, including higher production at Fort Knox largely related to the start of Manh Choh, a lower proportion of mining activities related to capital development and higher mill maintenance costs at La Coipa, and higher input costs at Paracatu. These increases were partially offset by a decrease in production cost of sales at Round Mountain due to a higher proportion of costs allocated to capital development, related to the start of Phase S development in early 2024.

Production cost of sales per equivalent ounce sold increased by 7% compared to the first nine months of 2023, primarily due to higher royalties as a result of higher metal prices realized, and planned mine sequencing, with higher gold equivalent ounces sold at Fort Knox, offset by fewer gold equivalent ounces sold at Paracatu.

In the first nine months of 2024, depreciation, depletion and amortization increased by 21% compared to the same period in 2023, primarily due to a higher depreciable asset base at Tasiast, a decrease in mineral reserves for Phase W at Round Mountain at the end of 2023, and the increase in gold equivalent ounces sold at Fort Knox.

In the first nine months of 2024, the Company recorded an after-tax impairment reversal of $71.5 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

Operating earnings increased by 71% to $1,039.2 million in the first nine months of 2024 from $607.9 million in the same period in 2023. The increase was primarily due to the increase in metal sales and the impairment reversal at Round Mountain, partially offset by the increase in production cost of sales and depreciation, depletion and amortization, as described above.

In the first nine months of 2024, the Company recorded an income tax expense of $281.1 million, compared to $204.2 million in the first nine months of 2023. Income tax expense included $32.0 million of deferred tax expense, compared to $5.2 million in the first nine months of 2023, resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. The income tax expense in the first nine months of 2024 is net of a $37.8 million deferred tax recovery as a result of changes in income tax-related uncertain tax positions. The remaining change in income tax expense is due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the first nine months of both 2024 and 2023 was 26.5%.

Net earnings attributable to common shareholders in the first nine months of 2024 were $673.2 million, or $0.55 per share, compared to $350.9 million, or $0.29 per share, in the same period in 2023. The change was primarily a result of the increase in operating earnings, partially offset by the increase in income tax expense, as described above.

Adjusted net earnings attributable to common shareholders in the first nine months of 2024 were $598.3 million, or $0.49 per share, compared to $399.8 million, or $0.33 per share, for the same period in 2023. The increase was primarily due to an increase in margins as metal sales increased by $609.0 million, or 19%, partially offset by the 7% increase in production cost of sales.

Net cash flow provided from operating activities increased to $1,711.9 million in the first nine months of 2024 from $1,194.4 million in the first nine months of 2023, primarily due to the increase in margins and favourable working capital movements.

In the first nine months of 2024, attributable adjusted operating cash flow increased to $1,529.0 million compared to $1,267.1 million in the same period of 2023, primarily due to the increase in margins.

Capital expenditures increased marginally to $794.8 million from $787.0 million in the first nine months of 2023 due to the start of Phase S capital development at Round Mountain, increased spending at Great Bear and increased capital development at Tasiast for

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

West Branch 5. These increases were partially offset by the completion of the heap leach pad expansions at Bald Mountain and the focus on Manh Choh construction in 2023, as well as a decrease in capital development at La Coipa and Bald Mountain.

Attributable free cash flow increased to $905.8 million from $443.0 million in the first nine months of 2023, primarily due to the increase in net cash flow provided from operating activities, as described above.

In the first nine months of 2024, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 4% compared to the same period in 2023, primarily as a result of the increase in production cost of sales, as discussed above, partially offset by a decrease in sustaining capital expenditures.

In the first nine months of 2024, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% compared to the same period in 2023, primarily as a result of the increase in production cost of sales, as discussed above.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2023 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2023, which is available on the Company's website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2023 annual MD&A.

Price of Gold

The price of gold is the single largest factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the third quarter of 2024, the average price of gold was $2,474 per ounce, with gold trading between $2,329 and $2,664 per ounce based on the LBMA Gold Price PM benchmark. This compares to an average of $1,928 per ounce during the third quarter of 2023, with gold trading between $1,871 per ounce and $1,976 per ounce. During the third quarter of 2024, Kinross realized an average price of $2,477 per ounce, compared to $1,929 per ounce for the same period in 2023. Major influences on the gold price during the third quarter of 2024 included market expectations of further interest rate cuts, continued growing geopolitical tensions as well as political uncertainty in the United States.

For the first nine months of 2024, the price of gold averaged $2,296 per ounce compared to $1,930 per ounce in the same period of 2023 based on the LBMA Gold Price PM benchmark. Kinross realized an average price of $2,304 per ounce in the first nine months of 2024 compared to $1,935 per ounce in the first nine months of 2023.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, fuel prices in the third quarter of 2024 were weaker compared to the third quarter of 2023. Kinross manages its exposure to fuel costs by entering into various hedge positions from time to time – refer to Section 6 – Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and nine months ended September 30, 2024, the U.S. dollar, on average, was stronger relative to the Canadian dollar, Brazilian real, Chilean peso and Mauritanian ouguiya, compared to the same periods in 2023. As at September 30, 2024, the U.S. dollar was stronger compared to the December 31, 2023 spot exchange rates of the Canadian dollar, Brazilian real, Chilean peso and Mauritanian ouguiya. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 33 – 34 of this MD&A..

This Outlook section references attributable production cost of sales per equivalent ounce, attributable all-in sustaining cost per equivalent ounce sold and attributable capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliation is included in Section 11 of this MD&A.

Kinross is on track to meet its 2024 guidance of 2.1 million (+/- 5%) attributable1 gold equivalent ounces produced at an attributable1 production cost of sales per equivalent ounce sold2 of $1,020 (+/- 5%) and an attributable1 all-in sustaining cost per equivalent ounce sold2 of $1,360 (+/- 5%). The Company is also on track to meet its 2024 attributable1 capital expenditures2 guidance of $1,050 million (+/- 5%).

Kinross’ annual attributable1 production is expected to remain stable in 2025 and 2026 at 2.0 million (+/- 5%) gold equivalent ounces per year.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Great Bear

Kinross continues to make excellent progress at the Great Bear project. Kinross released the Preliminary Economic Assessment (“PEA”) for Great Bear on September 10, 2024. The PEA provided visibility into the potential production scale, construction capital, all-in sustaining cost and margins for both the open pit and the underground. The PEA represents a point in time estimate and is only a window into the long-term potential of the asset given the indications of continued mineralization at depth.

The PEA supports the Company’s acquisition thesis of a top-tier, high-margin operation in a stable jurisdiction with strong infrastructure. Based on mineral resources drilled to date, the PEA outlines a high-grade combined open pit and underground mine with an initial planned mine life of approximately 12 years and production cost of sales of $594 per ounce. The project is expected to produce over 500,000 ounces per year at an all-in sustaining cost of approximately $800 per ounce during the first eight years through a conventional, modest capital 10,000 tonne per day mill3.

Kinross also released an updated mineral resource estimate for the project, increasing the inferred resource estimate by 568 thousand ounces to 3.9 million ounces, which is in addition to the measured and indicated resource estimate of 2.7 million ounces.

For the Advanced Exploration (“AEX”) program, permitting, detailed engineering, execution planning, and procurement continue to advance. Kinross has submitted its final Closure Plan to the Ontario Ministry of Mines and approval is expected shortly. This is an important permit milestone that is required for all AEX construction activities. The Closure Plan will allow for the immediate commencement of early works construction on the site including laydown areas, temporary offices, and earthworks.

The Company is focused on progressing the AEX program to begin drilling underground to continue unlocking the full potential of the asset, with construction of the underground decline planned to commence in 2025.

For the Main Project, Kinross expects to advance engineering definition and execution planning following the selection of design partners later this year.

Following the receipt of the Tailored Impact Statement Guidelines earlier this year, the Company continues to work with the Impact Assessment Agency of Canada on its Impact Statement, which is planned to be submitted later in 2025.

1 Attributable guidance includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable guidance figures are non-GAAP financial ratios and measures. Refer to footnote 2.

2 These figures are non-GAAP financial ratios and measures, as applicable, and are defined, and actual results for the three and nine months ended September 30, 2024 are reconciled, in Section 11 of this MD&A. Non-GAAP financial ratios and measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 The PEA is preliminary in nature and is based, in part, on inferred mineral resources. Inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the economic forecasts on which the PEA is based will be realized.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

Kinross will also be working closely with the Ontario authorities on obtaining provincial permits, similar to the AEX permits, for the Main Project.

In 2025, Kinross intends to conduct regional exploration with the goal of identifying new open pit and underground deposits.

Round Mountain

Infill drilling on the lower zone of the primary Phase X exploration target commenced in the third quarter of 2024, as planned, alongside continued opportunity drilling outside the primary Phase X exploration target. The drilling in the third quarter of 2024 has demonstrated strong grades and widths from within the primary Phase X target. Drilling outside of the primary exploration target also continues to indicate strong grades and widths.

These results continue to support the Company’s hypothesis of potential for higher-margin mining from a bulk underground operation.

At Round Mountain Phase S mining remains on track. Construction of the heap leach pad expansion is complete, on schedule and under budget, with solution application permits received.

Curlew Basin exploration

At Curlew, drilling progressed in the third quarter of 2024 with three drill rigs active underground testing the Stealth and EVP Zones. Drilling this year expanded mineralization in zones with favourable grade and width to support higher-margin production.

Chile

Kinross is progressing baseline studies at Lobo-Marte and continues to engage and build relationships with communities and government stakeholders.

Lobo-Marte continues to be a potential large, low-cost mine upon the conclusion of mining at La Coipa where Kinross remains focused on potential opportunities to extend mine life.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

	Three months ended September 30,				Nine months ended September 30,
(in millions, except ounces and per ounce amounts)	2024	2023	Change	% Change(d)	2024	2023	Change	% Change(d)
Operating Statistics(a)
Total gold equivalent ounces(b)
Produced	593,699	585,449	8,250	1%	1,656,436	1,606,507	49,929	3%
Sold	578,323	571,248	7,075	1%	1,621,483	1,614,547	6,936	0%

Attributable gold equivalent ounces(b)
Produced	564,106	585,449	(21,343)	(4)%	1,626,843	1,606,507	20,336	1%
Sold	550,548	571,248	(20,700)	(4)%	1,593,708	1,614,547	(20,839)	(1)%

Gold ounces - sold	569,506	544,199	25,307	5%	1,578,232	1,531,816	46,416	3%
Silver ounces - sold (000's)	741	2,213	(1,472)	(67)%	3,676	6,828	(3,152)	(46)%
Average realized gold price per ounce(c)	$2,477	$1,929	$548	28%	$2,304	$1,935	$369	19%

Financial data(a)
Metal sales	$1,432.0	$1,102.4	$329.6	30%	$3,733.0	$3,124.0	$609.0	19%
Production cost of sales	$564.3	$520.6	$43.7	8%	$1,613.3	$1,502.4	$110.9	7%
Depreciation, depletion and amortization	$296.2	$263.9	$32.3	12%	$862.7	$715.1	$147.6	21%
Reversal of impairment charge	$(74.1)	$-	$(74.1)	nm	$(74.1)	$-	$(74.1)	nm
Operating earnings	$547.7	$226.2	$321.5	142%	$1,039.2	$607.9	$431.3	71%
Net earnings attributable to common shareholders	$355.3	$109.7	$245.6	nm	$673.2	$350.9	$322.3	92%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures denoted as “attributable.” “Attributable” includes Kinross’ 70% share of Manh Choh production and sales, as appropriate.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2024 was 84.06:1 and 84.34:1, respectively (third quarter and first nine months of 2023 – 81.82:1 and 82.50:1, respectively).
(c)	“Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.
(d)	“nm” means not meaningful.

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change(c)	2024	2023	Change	% Change(c)
Operating segments
Tasiast	$180.7	$123.6	$57.1	46%	$473.4	$345.2	$128.2	37%
Paracatu	156.5	125.0	31.5	25%	352.4	335.3	17.1	5%
La Coipa	34.4	44.6	(10.2)	(23)%	120.1	115.4	4.7	4%
Fort Knox(a)	171.3	25.0	146.3	nm	222.4	82.1	140.3	171%
Round Mountain	63.0	(27.6)	90.6	nm	21.7	(72.0)	93.7	nm
Bald Mountain	10.1	1.4	8.7	nm	39.5	0.9	38.6	nm
Non-operating segments
Great Bear	(11.2)	(12.6)	1.4	nm	(37.1)	(38.0)	0.9	nm
Corporate and other(b)	(57.1)	(53.2)	(3.9)	nm	(153.2)	(161.0)	7.8	nm
Total	$547.7	$226.2	$321.5	142%	$1,039.2	$607.9	$431.3	71%

(a)	The Fort Knox segment includes Manh Choh, which was aggregated with Fort Knox during the nine months ended September 30, 2024. Results for all periods include 100% for Manh Choh. Comparative results are presented in accordance with the current year’s presentation.
(b)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, insurance recoveries, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).
(c)	“nm” means not meaningful.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

Mining Operations

Tasiast (100% ownership and operator) – Mauritania

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change(a)	2024	2023	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,748	3,486	(1,738)	(50)%	5,777	6,864	(1,087)	(16)%
Tonnes processed (000's)	2,203	1,796	407	23%	6,437	4,667	1,770	38%
Grade (grams/tonne)	2.46	3.10	(0.64)	(21)%	2.54	3.25	(0.71)	(22)%
Recovery	91.2%	92.3%	(1.1)%	(1)%	91.4%	92.1%	(0.7)%	(1)%
Gold equivalent ounces:
Produced	162,155	171,140	(8,985)	(5)%	482,983	460,029	22,954	5%
Sold	158,521	162,823	(4,302)	(3)%	465,573	443,866	21,707	5%

Financial Data (in millions)
Metal sales	$393.2	$313.9	$79.3	25%	$1,072.2	$861.3	$210.9	24%
Production cost of sales	109.0	108.5	0.5	0%	311.0	296.4	14.6	5%
Depreciation, depletion and amortization	94.3	69.0	25.3	37%	256.2	173.8	82.4	47%
	189.9	136.4	53.5	39%	505.0	391.1	113.9	29%
Other operating expense	6.5	12.2	(5.7)	(47)%	25.5	43.6	(18.1)	(42)%
Exploration and business development	2.7	0.6	2.1	nm	6.1	2.3	3.8	165%
Segment operating earnings	$180.7	$123.6	$57.1	46%	$473.4	$345.2	$128.2	37%

(a)	“nm” means not meaningful.

Third quarter 2024 vs. Third quarter 2023

In the third quarter of 2024, mining at Tasiast decreased at West Branch 4 and capital development increased at West Branch 5, resulting in a decrease in tonnes of ore mined of 50% compared to the third quarter of 2023. Mill grades decreased by 21% in the third quarter of 2024 compared to the same period in 2023 as a result of mine sequencing. Mill throughput increased by 23% in the third quarter of 2024 compared to the same period in 2023 as Tasiast continued to achieve higher throughput levels as a result of the completion of the 24k project in the second half of 2023. Gold equivalent ounces produced and sold decreased by 5% and 3%, respectively, in the third quarter of 2024 compared to the same period in 2023, due to the decrease in mill grades, partially offset by the increase in mill throughput.

In the third quarter of 2024, metal sales increased by 25% compared to the third quarter of 2023, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales was consistent with the same period in 2023, as a higher proportion of costs allocated to capital development and the decrease in gold equivalent ounces sold were partially offset by higher royalties due to the increase in average metal prices. Depreciation, depletion and amortization increased by 37% in the third quarter of 2024, primarily due to an increase in the depreciable asset base.

First nine months of 2024 vs. First nine months of 2023

In the first nine months of 2024, mining at Tasiast decreased at West Branch 4 and capital development increased at West Branch 5, resulting in a decrease in tonnes of ore mined of 16% compared to the first nine months of 2023. Mill grades decreased by 22% in the first nine months of 2024 compared to the same period in 2023 as a result of mine sequencing. Mill throughput increased by 38% in the first nine months of 2024 compared to the same period in 2023 as Tasiast continued to achieve higher throughput levels as a result of the completion of the 24k project in the second half of 2023. In addition, the prior period was impacted by a planned 15-day plant shutdown in February 2023. Elevated mill throughput levels, partially offset by lower grades, drove overall increases in gold equivalent ounces produced and sold of 5% in the first nine months of 2024 compared to the same period in 2023.

In the first nine months of 2024, metal sales increased by 24% compared to the first nine months of 2023, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 5% in the first nine months of 2024, compared to the same period in 2023, primarily due to the increase in gold equivalent ounces sold and higher royalties due to the increase in average metal prices, partially offset by a higher proportion of costs allocated to capital development. Depreciation, depletion and amortization increased by 47% in the first nine months of 2024, primarily due to an increase in the depreciable asset base and the increase in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and nine months ended September 30, 2024

Paracatu (100% ownership and operator) – Brazil

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	13,127	14,725	(1,598)	(11)%	41,299	36,980	4,319	12%
Tonnes processed (000's)	14,551	14,669	(118)	(1)%	45,213	44,903	310	1%
Grade (grams/tonne)	0.38	0.41	(0.03)	(7)%	0.35	0.40	(0.05)	(13)%
Recovery	81.1%	79.0%	2.1%	3%	80.2%	79.2%	1.0%	1%
Gold equivalent ounces:
Produced	146,174	172,482	(26,308)	(15)%	404,675	460,059	(55,384)	(12)%
Sold	145,235	167,105	(21,870)	(13)%	403,519	459,338	(55,819)	(12)%

Financial Data (in millions)
Metal sales	$358.0	$321.7	$36.3	11%	$927.0	$887.2	$39.8	4%
Production cost of sales	146.1	141.2	4.9	3%	417.0	394.4	22.6	6%
Depreciation, depletion and amortization	52.6	53.1	(0.5)	(1)%	145.0	143.3	1.7	1%
	159.3	127.4	31.9	25%	365.0	349.5	15.5	4%
Other operating expense	1.0	0.6	0.4	67%	7.2	10.4	(3.2)	(31)%
Exploration and business development	1.8	1.8	-	0%	5.4	3.8	1.6	42%
Segment operating earnings	$156.5	$125.0	$31.5	25%	$352.4	$335.3	$17.1	5%

Third quarter 2024 vs. Third quarter 2023

Planned mine sequencing at Paracatu resulted in an 11% decrease in tonnes of ore mined as well as a 7% decrease in grade in the third quarter of 2024 compared to the same period in 2023. Mill recoveries increased by 3% as a result of process improvements implemented in the gravity flotation circuit. Gold equivalent ounces produced and sold decreased 15% and 13%, respectively, in the third quarter of 2024 compared to the same period in 2023 due to the timing of ounces processed through the mill and lower grades.

Metal sales increased by 11% compared to the third quarter of 2023, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased 3% compared to the same period in 2023, due to higher milling, drilling contractor and blasting supply costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 1% compared to the same period in 2023, primarily due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base and a decrease in mineral reserves at the end of 2023.

First nine months of 2024 vs. First nine months of 2023

Planned mine sequencing at Paracatu, which included mining lower-grade ore in shorter haul distance areas of the pit earlier in the year, resulted in a 12% increase in tonnes of ore mined and a 13% decrease in grade in the first nine months of 2024 compared to the first nine months of 2023. Lower grades drove decreases in gold equivalent ounces produced and sold of 12% in the first nine months of 2024 compared to the same period in 2023.

Metal sales increased by 4% compared to the first nine months of 2023, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 6% compared to the same period in 2023, due to higher drilling contractor, blasting supply and labour costs, partially offset by lower gold equivalent ounces sold. Depreciation, depletion and amortization increased by 1% compared to the same period in 2023, primarily due to an increase in the depreciable asset base and a decrease in mineral reserves at the end of 2023, partially offset by the decrease in gold equivalent ounces sold.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

La Coipa (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change	2024	2023	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	786	1,137	(351)	(31)%	2,511	2,754	(243)	(9)%
Tonnes processed (000's)	809	1,017	(208)	(20)%	2,518	2,679	(161)	(6)%
Grade (grams/tonne):
Gold	2.17	1.69	0.48	28%	2.07	1.66	0.41	25%
Silver	49.13	106.70	(57.57)	(54)%	67.20	112.76	(45.56)	(40)%
Recovery:
Gold	79.9%	80.9%	(1.0)%	(1)%	83.9%	82.8%	1.1%	1%
Silver	57.8%	62.6%	(4.8)%	(8)%	55.3%	62.1%	(6.8)%	(11)%
Gold equivalent ounces(a):
Produced	50,502	65,975	(15,473)	(23)%	187,598	186,315	1,283	1%
Sold	48,594	65,856	(17,262)	(26)%	183,225	195,014	(11,789)	(6)%
Silver ounces:
Produced (000's)	568	2,045	(1,477)	(72)%	3,226	5,926	(2,700)	(46)%
Sold (000's)	562	2,041	(1,479)	(72)%	3,183	6,278	(3,095)	(49)%

Financial Data (in millions)
Metal sales	$122.4	$127.7	$(5.3)	(4)%	$419.9	$377.5	$42.4	11%
Production cost of sales	52.2	41.4	10.8	26%	163.1	129.9	33.2	26%
Depreciation, depletion and amortization	33.5	48.3	(14.8)	(31)%	129.3	133.0	(3.7)	(3)%
	36.7	38.0	(1.3)	(3)%	127.5	114.6	12.9	11%
Other operating expense (income)	1.6	(9.8)	11.4	116%	5.8	(9.4)	15.2	162%
Exploration and business development	0.7	3.2	(2.5)	(78)%	1.6	8.6	(7.0)	(81)%
Segment operating earnings	$34.4	$44.6	$(10.2)	(23)%	$120.1	$115.4	$4.7	4%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2024 was 84.06:1 and 84.34:1, respectively (third quarter and first nine months of 2023 – 81.82:1 and 82.50:1, respectively).

Third quarter 2024 vs. Third quarter 2023

Planned mine sequencing at La Coipa increased focus on Phase 7 while also continuing with capital development of the Puren 2 pit, resulting in a 28% increase in gold grades, a 54% decrease in silver grades, and a 31% decrease in tonnes of ore mined in the third quarter of 2024 compared to the same period in 2023. Tonnes processed in the third quarter of 2024 were 20% lower compared to the same period in 2023 due to increased maintenance activity in the third quarter of 2024, including a planned shutdown in September 2024. Gold equivalent ounces produced and sold decreased by 23% and 26%, respectively, compared to the same period in 2023, due to the decrease in mill throughput and silver grades, partially offset by the increase in gold grades.

Metal sales decreased by 4% compared to the third quarter of 2023, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 26% compared to the same period in 2023, primarily due to a lower proportion of mining activities related to capital development and higher mill maintenance costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 31% compared to the same period in 2023, primarily due to the decrease in gold equivalent ounces sold.

First nine months of 2024 vs. First nine months of 2023

Planned mine sequencing at La Coipa, with an increased focus on Phase 7 and capital development of the Puren 2 pit, resulted in a 25% increase in gold grades, a 40% decrease in silver grades, and a 9% decrease in tonnes of ore mined in the first nine months of 2024 compared to the same period in 2023. Tonnes processed in the first nine months of 2024 were 6% lower compared to the same period in 2023, due to increased maintenance activity in the first nine months of 2024. Gold equivalent ounces produced were comparable to the same period in 2023. Gold equivalent ounces sold decreased by 6% compared to the same period in 2023, due to the timing of sales.

Metal sales increased by 11% compared to the first nine months of 2023, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 26% compared to the same period in 2023, primarily due to a lower proportion of mining activities related to capital development and higher mill maintenance costs, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 3% compared to the same period in 2023, due to the decrease in gold equivalent ounces sold, partially offset by an increase in the depreciable asset base.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Fort Knox (Fort Knox: 100% ownership and operator; Manh Choh: 70% ownership and operator) – USA(a)

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change(d)	2024	2023	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)	7,612	6,667	945	14%	25,980	21,703	4,277	20%
Tonnes processed (000's)(b)	6,927	7,873	(946)	(12)%	25,943	24,723	1,220	5%
Grade (grams/tonne)(c)	4.03	0.81	3.22	nm	1.49	0.80	0.69	86%
Recovery(c)	91.4%	78.3%	13.1%	17%	86.4%	80.6%	5.8%	7%
Gold equivalent ounces:
Produced	149,093	71,611	77,482	108%	272,357	206,436	65,921	32%
Sold	140,121	71,616	68,505	96%	266,890	206,226	60,664	29%

Financial Data (in millions)
Metal sales	$345.9	$138.8	$207.1	149%	$626.1	$398.8	$227.3	57%
Production cost of sales	134.2	82.3	51.9	63%	311.5	239.2	72.3	30%
Depreciation, depletion and amortization	37.2	24.6	12.6	51%	83.6	65.3	18.3	28%
	174.5	31.9	142.6	nm	231.0	94.3	136.7	145%
Other operating (income) expense	(0.1)	0.1	(0.2)	nm	-	0.7	(0.7)	nm
Exploration and business development	3.3	6.8	(3.5)	(51)%	8.6	11.5	(2.9)	(25)%
Segment operating earnings	$171.3	$25.0	$146.3	nm	$222.4	$82.1	$140.3	171%

(a)	The Fort Knox segment includes Manh Choh, which was aggregated with Fort Knox during the nine months ended September 30, 2024. Results for all periods include 100% for Manh Choh. Comparative results are presented in accordance with the current year’s presentation.
(b)	Includes 5,822,000 and 20,985,000 tonnes placed on the heap leach pad during the third quarter and first nine months of 2024, respectively (third quarter and first nine months of 2023 – 5,961,000 and 18,770,000 tonnes, respectively).
(c)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.19 and 0.22 grams per tonne during the third quarter and first nine months of 2024, respectively (third quarter and first nine months of 2023 – 0.21 and 0.22 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(d)	“nm” means not meaningful.

Construction and commissioning of the Fort Knox mill modifications were completed in the third quarter of 2024. Production from Manh Choh commenced in July 2024.

Third quarter 2024 vs. Third quarter 2023

Tonnes of ore mined increased by 14% compared to the same period in 2023 due to the ramp up of mining at Manh Choh in 2024 and planned mine sequencing at Fort Knox, which included Phase 9 leachable ore and the advancement of Phase 10. Gold equivalent ounces produced and sold increased compared to the third quarter of 2023 as a result of the commencement of production from Manh Choh, which included higher-grade, higher-recovery ore and fewer total tonnes processed.

During the third quarter of 2024, metal sales increased significantly compared to the same period in 2023 due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 63% compared to the third quarter of 2023, primarily due to the increase in gold equivalent ounces sold and higher contractor, reagent and royalty costs, largely related to the start of Manh Choh production. Depreciation, depletion, and amortization increased by 51% in the third quarter of 2024 compared to the same period in 2023 due to the increase in gold equivalent ounces sold as well as an increase in the depreciable asset base and a decrease in mineral reserves at the end of 2023.

First nine months of 2024 vs. First nine months of 2023

Tonnes of ore mined and mill grades increased by 20% and 86%, respectively, compared to the same period in 2023, due to the ramp up of mining at Manh Choh and planned mine sequencing at Fort Knox, which included Phase 9 leachable ore and the advancement of Phase 10. Tonnes processed increased by 5% compared to the first nine months of 2023, primarily due to an overall increase in ore placed on the Barnes Creek heap leach facility. Mill recovery increased by 7% in the first nine months of 2024 compared to the same period in 2023, due to processing of ore from Manh Choh, partially offset by reduced gravity circuit availability and leaching circuit performance in the first quarter of 2024. Gold equivalent ounces produced and sold increased by 32% and 29%, respectively, compared to the first nine months of 2023, primarily due to the higher-grade, higher-recovery ore from Manh Choh.

During the first nine months of 2024, metal sales increased by 57% compared to the same period in 2023, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 30% compared to the first nine months of 2023, primarily due to the increase in gold equivalent ounces sold, and higher contractor, reagent and royalty costs, largely related to the start of Manh Choh production. Depreciation, depletion, and amortization increased by 28% in the first nine months of 2024 compared to the same period in 2023 due to the increase in gold equivalent ounces sold as well as an increase in the depreciable asset base and a decrease in mineral reserves at the end of 2023.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Round Mountain (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change(c)	2024	2023	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	2,958	8,474	(5,516)	(65)%	10,160	23,989	(13,829)	(58)%
Tonnes processed (000's)(a)	1,822	8,555	(6,733)	(79)%	8,386	24,849	(16,463)	(66)%
Grade (grams/tonne)(b)	0.74	0.75	(0.01)	(1)%	1.07	0.74	0.33	45%
Recovery(b)	79.6%	74.6%	5.0%	7%	74.7%	76.5%	(1.8)%	(2)%
Gold equivalent ounces:
Produced	42,279	63,648	(21,369)	(34)%	172,418	179,926	(7,508)	(4)%
Sold	41,436	61,931	(20,495)	(33)%	169,654	177,569	(7,915)	(4)%

Financial Data (in millions)
Metal sales	$102.2	$119.5	$(17.3)	(14)%	$384.0	$343.0	$41.0	12%
Production cost of sales	63.8	93.1	(29.3)	(31)%	248.3	275.1	(26.8)	(10)%
Depreciation, depletion and amortization	37.4	44.1	(6.7)	(15)%	150.6	112.2	38.4	34%
Reversal of impairment charge	(74.1)	-	(74.1)	nm	(74.1)	-	(74.1)	nm
	75.1	(17.7)	92.8	nm	59.2	(44.3)	103.5	nm
Other operating expense	0.2	0.3	(0.1)	(33)%	0.7	2.0	(1.3)	(65)%
Exploration and business development	11.9	9.6	2.3	24%	36.8	25.7	11.1	43%
Segment operating earnings (loss)	$63.0	$(27.6)	$90.6	nm	$21.7	$(72.0)	$93.7	nm

(a)	Includes 1,032,000 and 5,830,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2024, respectively (third quarter and first nine months of 2023 – 7,644,000 and 22,039,000, respectively).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.29 and 0.35 grams per tonne in the third quarter and first nine months of 2024, respectively (third quarter and first nine months of 2023 – 0.38 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	"nm" means not meaningful.

Third quarter 2024 vs. Third quarter 2023

Tonnes of ore mined decreased by 65% in the third quarter of 2024 compared to the same period in 2023, due to planned mine sequencing, which included Phase S capital development and deeper ore benches of Phase W2. Tonnes processed decreased by 79%, compared to the third quarter of 2023, due to the decrease in tonnes of ore mined and placed on the heap leach pads. Gold equivalent ounces produced and sold decreased by 34% and 33%, respectively, compared to the third quarter of 2023, primarily due to fewer ounces recovered from the heap leach pads.

Metal sales decreased by 14% in the third quarter of 2024 compared to the same period in 2023, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales decreased by 31% compared to the third quarter of 2023, primarily due to the decrease in gold equivalent ounces sold and a higher proportion of costs allocated to capital development, related to the start of Phase S development in early 2024. These decreases were partially offset by an increase in labour costs. Depreciation, depletion and amortization decreased by 15% in the third quarter of 2024 compared to the same period in 2023 due to the decrease in gold equivalent ounces sold, partially offset by a decrease in mineral reserves at Phase W at the end of 2023.

At September 30, 2024, the Company recognized an after-tax reversal of a previously recorded impairment charge of $71.5 million related to property, plant and equipment, as a result of an increase in the Company’s estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

First nine months of 2024 vs. First nine months of 2023

Tonnes of ore mined decreased by 58% in the first nine months of 2024 compared to the same period in 2023, due to planned mine sequencing, which included deeper, higher-grade ore benches of Phase W2 and the start of Phase S capital development in early 2024. Tonnes processed decreased by 66%, compared to the first nine months of 2023, due to the decrease in tonnes of ore mined and placed on the heap leach pads. During the first nine months of 2024, mill grades increased by 45% as a result of the focus on the deeper, higher-grade benches of Phase W2. Gold equivalent ounces produced and sold decreased by 4% compared to the first nine months of 2023, due to fewer ounces recovered from the heap leach pads, partially offset by the higher mill grade.

Metal sales increased by 12% in the first nine months of 2024 compared to the same period in 2023, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 10% compared to the first nine months of 2023 primarily due to a higher proportion of costs allocated to capital development, related to the start of Phase S development in early 2024, and the decrease in gold equivalent ounces sold. Depreciation, depletion and

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023 amortization increased by 34% in the first nine months of 2024 compared to the same period in 2023 due to a decrease in mineral reserves at Phase W at the end of 2023, partially offset by the decrease in gold equivalent ounces sold.

At September 30, 2024, the Company recognized an after-tax reversal of a previously recorded impairment charge of $71.5 million related to property, plant and equipment, as a result of an increase in the Company’s estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million.

Exploration activity at Round Mountain was higher in the first nine months of 2024 compared to the same period in 2023, focusing primarily on the continued development of the Phase X underground exploration decline, which began late in the first quarter of 2023, as well as exploration drilling in between the open pit and the underground target.

Bald Mountain (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Change	% Change(b)	2024	2023	Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	6,384	7,412	(1,028)	(14)%	10,770	13,418	(2,648)	(20)%
Tonnes processed (000's)	6,384	7,412	(1,028)	(14)%	10,770	13,388	(2,618)	(20)%
Grade (grams/tonne)(a)	0.53	0.39	0.14	36%	0.50	0.41	0.09	22%
Gold equivalent ounces:
Produced	43,496	40,593	2,903	7%	136,405	113,742	22,663	20%
Sold	44,410	41,300	3,110	8%	131,469	130,764	705	1%

Financial Data (in millions)
Metal sales	$110.3	$79.7	$30.6	38%	$301.2	$252.8	$48.4	19%
Production cost of sales	58.9	53.9	5.0	9%	161.6	166.4	(4.8)	(3)%
Depreciation, depletion and amortization	39.7	23.3	16.4	70%	93.7	82.8	10.9	13%
	11.7	2.5	9.2	nm	45.9	3.6	42.3	nm
Other operating expense	0.1	-	0.1	nm	1.1	0.9	0.2	22%
Exploration and business development	1.5	1.1	0.4	36%	5.3	1.8	3.5	194%
Segment operating earnings	$10.1	$1.4	$8.7	nm	$39.5	$0.9	$38.6	nm

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“nm” means not meaningful.

Third quarter 2024 vs. Third quarter 2023

Planned mine sequencing at Bald Mountain focused primarily on mining Saga 6, resulting in a 14% decrease in tonnes of ore mined and processed, and a 36% increase in grade in the third quarter of 2024 compared to the third quarter of 2023. Gold equivalent ounces produced and sold increased by 7% and 8%, respectively, compared to the third quarter of 2023, primarily due to the higher grades, partially offset by the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold were higher than production due to the timing of sales.

In the third quarter of 2024, metal sales increased by 38% compared to the same period in 2023, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 9% compared to the same period in 2023, primarily due to the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 70% compared to the same period in 2023, due to an increase in the depreciable asset base, largely related to the completion of Saga 6 capital development in the first quarter of 2024, and the increase in gold equivalent ounces sold.

First nine months of 2024 vs. First nine months of 2023

Planned mine sequencing at Bald Mountain focused primarily on Saga 6 advancement, resulting in a 20% decrease in tonnes of ore mined and processed, and a 22% increase in grade in the first nine months of 2024 compared to the first nine months of 2023. Gold equivalent ounces produced increased by 20% compared to the first nine months of 2023 due to the higher grades and the timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold increased by 1% compared to the third quarter of 2023 due to the increase in production, largely offset by the timing of sales.

In the first nine months of 2024, metal sales increased by 19% compared to the same period in 2023, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales decreased by 3% compared to the same period in 2023, primarily due to lower reagent and contractor costs. Depreciation, depletion and amortization increased by 13% compared to the same period in 2023, primarily due to an increase in the depreciable asset base, largely related to the completion of Saga 6 capital development in the first quarter of 2024.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Reversal of impairment charge

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change(a)	2024	2023	Change	% Change(a)
Property, plant and equipment	$(74.1)	$-	$(74.1)	nm	$(74.1)	$-	$(74.1)	nm

(a)	“nm” means not meaningful.

At September 30, 2024, the Company recorded the reversal of a previously recorded impairment charge of $74.1 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal was an income tax expense of $2.6 million.

Exploration and Business Development

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change	2024	2023	Change	% Change
Exploration and business development	$49.6	$51.0	$(1.4)	(3)%	$147.0	$134.3	$12.7	9%

Included in total exploration and business development expense are expenditures on exploration and technical evaluations totaling $41.3 million and $124.8 million in the third quarter and first nine months of 2024, respectively, compared to $44.7 million and $116.7 million in the third quarter and first nine months of 2023, respectively. The increase in the first nine months of 2024 compared to the same period of 2023 was primarily as a result of spending at Round Mountain Phase X, partially offset by the reduced spending at Fort Knox.

Capitalized exploration and evaluation expenditures, which includes capitalized interest, totaled $24.0 million and $73.7 million for the third quarter and first nine months of 2024, respectively, compared to $25.7 million and $63.7 million for the third quarter and first nine months of 2023, respectively. The increase in capitalized exploration and evaluation expenditures, including capitalized interest, in the first nine months of 2024 compared to the same period in 2023 was due to spending at Lobo-Marte and Great Bear.

Kinross was active on 19 mine sites, near-mine and greenfield initiatives with a total of 70,076 metres and 248,114 metres drilled in the third quarter and first nine months of 2024, respectively. In the third quarter and first nine months of 2023, Kinross was active on 20 mine sites, near-mine and greenfield initiatives with a total of 90,791 metres and 236,952 metres drilled, respectively.

General and Administrative

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change	2024	2023	Change	% Change
General and administrative	$27.2	$25.8	$1.4	5%	$94.3	$82.2	$12.1	15%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

Finance Expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change	2024	2023	Change	% Change
Accretion of reclamation and remediation obligations	$10.2	$5.7	$4.5	79%	$30.7	$26.4	$4.3	16%
Interest expense, including accretion of lease liabilities	13.3	20.2	(6.9)	(34)%	36.1	53.0	(16.9)	(32)%
Finance expense	$23.5	$25.9	$(2.4)	(9)%	$66.8	$79.4	$(12.6)	(16)%

Interest expense in the third quarter and first nine months of 2024 decreased by $2.4 million and $12.6 million, respectively, compared to the same periods in 2023. Interest capitalized in the third quarter and first nine months of 2024 was $21.1 million and $75.0 million, respectively, compared to $28.1 million and $79.0 million in the same periods of 2023. Total interest decreased in the third quarter and first nine months of 2024 compared to the same periods in 2023, primarily due to the repayment of debt in the second half of 2023 and first nine months of 2024.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania.

The Company recorded an income tax expense of $134.2 million in the third quarter of 2024 (third quarter of 2023 – $102.4 million), including a $7.7 million deferred tax expense (third quarter of 2023 – $36.9 million) resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania. Kinross' combined federal and provincial statutory tax rate for the third quarters of both 2024 and 2023 was 26.5%.

There are a number of factors that can significantly impact the Company’s effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

On August 4, 2023, the Government of Canada released for consultation draft legislation to implement the Global Minimum Tax Act (“GMTA”), which includes the introduction of a 15% global minimum tax (“top-up tax”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The GMTA received royal assent on June 20, 2024, and was enacted substantially as drafted. As a result, the Company will be subject to the top-up tax rules for its 2024 taxation year. The GMTA did not have a material impact on the Company in the third quarter of 2024 and is not expected to have a material impact going forward, as none of our current jurisdictions should be subject to any material top up tax amounts for 2024 and onwards.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change(b)	2024	2023	Change	% Change(b)
Cash Flow:
Provided from operating activities	$733.5	$406.8	$326.7	80%	$1,711.9	$1,194.4	$517.5	43%
Of continuing operations used in investing activities	(318.4)	(323.0)	4.6	nm	(897.2)	(859.7)	(37.5)	nm
Of discontinued operations provided from investing activities(a)	-	-	-	nm	-	45.0	(45.0)	nm
Used in financing activities	(422.6)	(96.3)	(326.3)	nm	(694.1)	(333.3)	(360.8)	nm
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.0)	1.3	nm	(0.2)	0.4	(0.6)	nm
(Decrease) increase in cash and cash equivalents	(7.2)	(13.5)	6.3	nm	120.4	46.8	73.6	157%
Cash and cash equivalents, beginning of period	480.0	478.4	1.6	0%	352.4	418.1	(65.7)	(16)%
Cash and cash equivalents, end of period	$472.8	$464.9	$7.9	2%	$472.8	$464.9	$7.9	2%

(a)	The cash inflows for the nine months ended September 30, 2023 represent proceeds received in respect of the sale of the Company’s Russian and Chirano operations. The Chirano and Russian operations were both classified as discontinued in 2022.
(b)	“nm” means not meaningful.

In the third quarter and first nine months of 2024, cash and cash equivalent balances decreased by $7.2 million and increased by $120.4 million, respectively, compared to a decrease of $13.5 million and an increase of $46.8 million in the third quarter and first nine months of 2023, respectively. Detailed discussions regarding cash flow movements are noted below.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Operating Activities

Third quarter of 2024 vs. Third quarter of 2023

In the third quarter of 2024, net cash flow provided from operating activities increased by $326.7 million compared to the third quarter of 2023, primarily due to the increase in margins and favourable working capital movements.

First nine months of 2024 vs. First nine months of 2023

In the first nine months of 2024, net cash flow provided from operating activities increased by $517.5 million compared to the first nine months of 2023, primarily due to the increase in margins and favourable working capital movements.

Investing Activities

Third quarter of 2024 vs. Third quarter of 2023

Net cash flow of continuing operations used in investing activities was $318.4 million in the third quarter of 2024 compared to $323.0 million in the third quarter of 2023.

In the third quarter of 2024, cash was primarily used for capital expenditures of $278.7 million (third quarter of 2023 – $283.9 million) and interest paid capitalized to property, plant and equipment of $33.0 million (third quarter of 2023 – $43.0 million).

First nine months of 2024 vs. First nine months of 2023

Net cash flow of continuing operations used in investing activities was $897.2 million in the first nine months of 2024 compared to $859.7 million in the first nine months of 2023.

In the first nine months of 2024, cash was primarily used for capital expenditures of $794.8 million (first nine months of 2023 – $787.0 million) and interest paid capitalized to property, plant and equipment of $84.9 million (first nine months of 2023 – $89.8 million).

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2024	2023	Change	% Change(d)	2024	2023	Change	% Change(d)
Operating segments
Tasiast	$83.8	$77.3	$6.5	8%	$238.5	$223.8	$14.7	7%
Paracatu	41.2	58.4	(17.2)	(29)%	105.4	125.9	(20.5)	(16)%
La Coipa	24.9	15.2	9.7	64%	42.8	63.9	(21.1)	(33)%
Fort Knox(b)	70.4	96.0	(25.6)	(27)%	238.2	254.1	(15.9)	(6)%
Round Mountain	35.9	7.8	28.1	nm	92.4	25.7	66.7	nm
Bald Mountain	6.1	24.9	(18.8)	(76)%	43.1	81.5	(38.4)	(47)%
Non-operating segments
Great Bear	12.8	3.8	9.0	nm	29.1	9.3	19.8	nm
Corporate and other(c)	3.6	0.5	3.1	nm	5.3	2.8	2.5	89%
Total	$278.7	$283.9	$(5.2)	(2)%	$794.8	787.0	$7.8	1%

(a)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)	The Fort Knox segment includes Manh Choh, which was aggregated with Fort Knox during the nine months ended September 30, 2024. Results for all periods include 100% for Manh Choh. Comparative results are presented in accordance with the current year’s presentation.
(c)	“Corporate and other” includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, and Maricunga).
(d)	“nm” means not meaningful.

In the third quarter of 2024, capital expenditures decreased marginally compared to the same period in 2023, primarily due to the focus on Manh Choh construction and completion of heap leach pad expansions at Bald Mountain in 2023, partially offset by Phase S capital development at Round Mountain which began in early 2024. In the first nine months of 2024, capital expenditures increased marginally compared to the same period in 2023 due to the start of Phase S capital development at Round Mountain, increased spending at Great Bear and increased capital development at Tasiast for West Branch 5. These increases were partially offset by the completion of the heap leach pad expansions at Bald Mountain and the focus on Manh Choh construction in 2023, as well as a decrease in capital development at La Coipa and Bald Mountain.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Financing Activities

Third quarter 2024 vs. Third quarter 2023

Net cash flow used in financing activities was $422.6 million in the third quarter of 2024 compared with $96.3 million in the third quarter of 2023.

In the third quarter of 2024, cash outflows included total term loan repayments of $350.0 million, dividends paid to common shareholders of $36.9 million and interest paid of $17.1 million. In the third quarter of 2023, the Company issued $500.0 million 6.250% senior notes due in 2033 and used the net proceeds to redeem the $500.0 million 5.950% senior notes due March 15, 2024. Cash outflows in the third quarter of 2023 also included revolving credit facility repayments of $50.0 million, dividends paid to common shareholders of $36.8 million and interest paid of $26.5 million.

First nine months of 2024 vs. First nine months of 2023

Net cash flow used in financing activities was $694.1 million in the first nine months of 2024 compared with $333.3 million in the first nine months of 2023.

In the first nine months of 2024, cash outflows included total term loan repayments of $550.0 million, dividends paid to common shareholders of $110.6 million and interest paid of $35.6 million. In the first nine months of 2023, net cash flow used in financing activities included total debt repayments of $770.0 million, of which $500.0 million was for the 5.950% senior notes due March 15, 2024, $250.0 million was for the revolving credit facility and $20.0 million was for the Tasiast loan. These cash outflows were partially offset by net proceeds received from the issuance of $500.0 million 6.250% senior notes due in 2033 and drawings of $100.0 million on the revolving credit facility. In addition, cash outflows included dividends paid to common shareholders of $110.5 million and interest paid of $53.0 million.

Balance Sheets

	As at
	September 30,	December 31,
(in millions)	2024	2023
Cash and cash equivalents	$472.8	$352.4
Current assets	$2,030.1	$1,802.3
Total assets	$10,758.4	$10,543.3
Current liabilities, including current portion of long-term debt	$1,262.6	$685.5
Total debt and credit facilities, including current portion	$1,684.7	$2,232.6
Total liabilities	$3,965.6	$4,357.6
Common shareholders' equity	$6,645.9	$6,083.7
Non-controlling interests	$146.9	$102.0

As at September 30, 2024, Kinross had cash and cash equivalents of $472.8 million, an increase of $120.4 million from the balance as at December 31, 2023. The increase is primarily due to net cash flow provided from operating activities of $1,711.9 million, partially offset by additions to property, plant and equipment of $794.8 million and net cash flow used in financing activities of $694.1 million. Current assets and total assets increased by $227.8 million and $215.1 million, respectively, primarily due to the increase in cash and cash equivalents and an increase in inventories. Current liabilities increased by $577.1 million to $1,262.6 million, primarily due to the reclassification of the $1.0 billion term loan due in March 2025 to current as well as an increase in current income tax payable, partially offset by total term loan repayments of $550.0 million in the first nine months of 2024. Total liabilities decreased by $392.0 million to $3,965.6 million, primarily due to the term loan repayments, partially offset by the increase in current income tax payable.

As of November 4, 2024, there were 1,229.1 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 44.2 thousand share purchase options outstanding under its share option plan as well as 6.7 million restricted share units and 4.3 million restricted performance share units outstanding under its restricted share unit plans.

On November 5, 2024, the Board of Directors declared a dividend of $0.03 per common share payable on December 12, 2024, to shareholders of record on November 28, 2024.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

Financings and Credit Facilities

The total carrying amount of debt of $1,684.7 million as at September 30, 2024 consists of $1,235.0 million for the senior notes, which are classified as long-term, and $449.7 million for the term loan, which is classified as current.

Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

Revolving credit facility and term loan

As at September 30, 2024, the Company had utilized $6.9 million (December 31, 2023 – $6.8 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

On October 28, 2024, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by two years to October 2029, restoring a five-year term.

The term loan, maturing on March 7, 2025, has no mandatory amortization payments, includes a three-year extension option upon approval of the lenders, and can be repaid at any time prior to maturity. During the three and nine months ended September 30, 2024, the Company repaid $350.0 million and $550.0 million, respectively, of the outstanding balance on the term loan, with $450.0 million in principal outstanding as of September 30, 2024. On November 1, 2024, the Company repaid an additional $100.0 million of the outstanding balance on the term loan.

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2024, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements as at September 30, 2024.

Other

Effective July 1, 2024, the Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $300.0 million to $400.0 million and extended the maturity date from June 30, 2024 to June 30, 2026. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2024, $236.0 million (December 31, 2023 – $235.7 million) was utilized under this facility.

At September 30, 2024, the Company also had $258.6 million (December 31, 2023 – $241.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.76%.

In addition, as at September 30, 2024, $403.9 million (December 31, 2023 – $376.1 million) of surety bonds were outstanding, of which $402.9 million (December 31, 2023 – $375.1 million) were in respect of security over reclamation and remediation obligations related to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur average fees of 0.54%.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024 and 2023

The following table outlines the credit facility utilizations and availabilities:

	As at,
	September 30,	December 31,
(in millions)	2024	2023
Utilization of revolving credit facility	$(6.9)	$(6.8)
Utilization of EDC facility	(236.0)	(235.7)
Borrowings	$(242.9)	$(242.5)

Available under revolving credit facility	$1,493.1	$1,493.2
Available under EDC credit facility	164.0	64.3
Available credit	$1,657.1	$1,557.5

Liquidity Outlook

As at September 30, 2024, debt obligations in the next 12 months include debt repayments for the remaining principal balance of $450.0 million on the term loan, which includes a three-year extension option upon approval of the lenders, and estimated interest payments of $86.7 million relating to the senior notes and term loan.

We believe that the Company’s existing cash and cash equivalents balance of $472.8 million, available credit of $1,657.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 – Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 – Outlook), principal and interest payments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at September 30, 2024 and their respective maturities:

	2024	2025	2026
Foreign currency
Brazilian real zero cost collars (in millions of U.S. dollars)	$27.0	$102.8	$30.0
Average put strike (Brazilian real)	5.08	5.00	5.20
Average call strike (Brazilian real)	6.85	6.29	7.42
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$31.7	$81.6	$-
Average forward rate (Canadian dollar)	1.35	1.35	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$23.1	$56.0	$-
Average put strike (Chilean peso)	833	861	-
Average call strike (Chilean peso)	964	1,060	-
Energy
WTI oil swap contracts (barrels)	243,300	763,200	180,000
Average price	$70.00	$67.39	$65.50

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Subsequent to September 30, 2024, the following new derivative contracts were entered into:

•	$38.6 million of Brazilian real zero cost collars, maturing in 2025, with average put and call strikes of 5.35 and 6.85, respectively;
•	$30.0 million of Brazilian real zero cost collars, maturing in 2026, with average put and call strikes of 5.50 and 7.88, respectively;
•	$33.6 million of Canadian dollar forward contracts at an average rate of 1.37, maturing in 2025;
•	$36.0 million of Canadian dollar forward contracts at an average rate of 1.36, maturing in 2026;
•	222,000 barrels of WTI oil swap contracts at an average rate of 71.75 per barrel maturing in 2025; and

•	120,000 barrels of WTI oil swap contracts at an average rate of 65.0 per barrel maturing in 2026.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At September 30, 2024, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at September 30, 2024 or December 31, 2023.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
	September 30,	December 31,
(in millions)	2024	2023
Asset (liability)
Foreign currency forward and collar contracts	$(0.3)	$7.4
Energy swap contracts	(1.0)	1.0
Other contracts	4.6	6.9
	$3.3	$15.3

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order. On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA’s claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown shall pay a total of $5.4 million, inclusive of attorneys’ fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington is not a party to this settlement.

Kinross Brasil Mineração S.A. (“KBM”)

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. Thereafter, proceedings were stayed at the request of the parties to allow them to discuss a potential resolution of the matter. KBM and the SPA recently reached a settlement. Under the settlement agreement, KBM agrees to: (i) confirm its timeline for de-characterization (closure) of the TSFs; (ii) hire a third-party expert for the SPA and other relevant authorities to keep them informed about KBM’s execution of the de-characterization projects and (iii) pay a total of approximately $7 million, to be paid in annual installments over a 10-year period to support socio-environmental projects. In the third quarter of 2024, a judge ratified the settlement agreement and this matter is now closed.

Manh Choh litigation

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. (“KG Mining”). KG Mining is a 70% owner and managing member of Peak Gold, LLC (“Peak Gold”), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in newly purchased state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful.

On October 20, 2023, the Committee for Safe Communities, an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities (“DOT”). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold’s ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT’s actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold’s ore haul plans. On November 9, 2023, the Court denied the plaintiff’s motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC’s motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff’s motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed motion for reconsideration as to the Court’s Order on the motion for judgment on the pleadings, which Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. The case is set for trial on August 11, 2025.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway (“Dot Lake”), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the “Corps”) and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps’ alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps’ issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land. Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold.

7.	SUMMARY OF QUARTERLY INFORMATION

	2024			2023				2022
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$1,432.0	$1,219.5	$1,081.5	$1,115.7	$1,102.4	$1,092.3	$929.3	$1,076.2
Net earnings (loss) attributable to common shareholders	$355.3	$210.9	$107.0	$65.4	$109.7	$151.0	$90.2	$(106.0)
Basic earnings (loss) per share attributable to common shareholders	$0.29	$0.17	$0.09	$0.06	$0.09	$0.12	$0.07	$(0.08)
Diluted earnings (loss) per share attributable to common shareholders	$0.29	$0.17	$0.09	$0.06	$0.09	$0.12	$0.07	$(0.08)
Net cash flow provided from operating activities	$733.5	$604.0	$374.4	$410.9	$406.8	$528.6	$259.0	$474.3

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the third quarter of 2024, revenue was $1,432.0 million on sales of 578,323 total gold equivalent ounces compared to $1,102.4 million on sales of 571,248 total gold equivalent ounces during the third quarter of 2023. The average gold price realized in the third quarter of 2024 was $2,477 per ounce compared to $1,929 per ounce in the third quarter of 2023.

Production cost of sales in the third quarter of 2024 increased by 8% compared to the third quarter of 2023, due to higher royalties as a result of higher metal prices realized, and the production and sales mix, including higher production at Fort Knox largely related to the start of Manh Choh. These increases were partially offset by a decrease in production cost of sales at Round Mountain due to the decrease in production.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals thereof during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow provided from operating activities increased to $733.5 million in the third quarter of 2024 from $406.8 million in the third quarter of 2023, primarily due to the increase in margins and favourable working capital movements.

In the third quarter of 2024, the Company recorded an after-tax reversal of a previously recorded impairment charge of $71.5 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company’s estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded in 2022. In the fourth quarter of 2023, the Company recorded an after-tax impairment charge of $35.8 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. In the fourth quarter of 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design at Round Mountain, as well as increased costs due to inflationary pressure experienced in the state of Nevada.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2024, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023, except for the adoption of amendments to IAS 1 “Presentation of Financial Statements”, IFRS 16 “Leases” and IAS 7 “Statement of Cash Flows” as disclosed in Note 3 of the Company’s interim financial statements for this interim period.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2023 and for additional information please refer to the Annual Information Form for the year ended December 31, 2023, each of which is available on the Company's website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except per share amounts)	2024	2023	2024	2023
Net earnings attributable to common shareholders - as reported	$355.3	$109.7	$673.2	$350.9
Adjusting items:
Foreign exchange losses (gains)	4.8	(7.1)	(5.1)	(0.8)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	7.7	36.9	32.0	5.2
Taxes in respect of prior periods	(0.2)	5.2	(22.9)	33.8
Reversal of impairment charge	(74.1)	-	(74.1)	-
Insurance recoveries	-	(0.5)	(22.9)	(1.2)
Other(a)	0.8	(1.4)	16.2	13.7
Tax effects of the above adjustments	4.4	1.8	1.9	(1.8)
	(56.6)	34.9	(74.9)	48.9
Adjusted net earnings attributable to common shareholders	$298.7	$144.6	$598.3	$399.8
Weighted average number of common shares outstanding - Basic	1,229.0	1,227.6	1,228.8	1,226.7
Adjusted net earnings per share	$0.24	$0.12	$0.49	$0.33
Basic earnings per share attributable to common shareholders - as reported	$0.29	$0.09	$0.55	$0.29

(a)	Other includes various impacts, such as one-time costs at sites, restructuring costs, legal settlements and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$733.5	$406.8	$1,711.9	$1,194.4
Adjusting items:
Attributable(a) capital expenditures	(275.5)	(272.4)	(772.1)	(757.3)
Non-controlling interest(b) cash flow used in operating activities	(43.4)	3.3	(34.0)	5.9
Attributable(a) free cash flow	$414.6	$137.7	$905.8	$443.0

See page 32 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$733.5	$406.8	$1,711.9	$1,194.4
Adjusting items:
Insurance proceeds received in respect of prior years	-	-	(22.9)	-
Working capital changes:
Accounts receivable and other assets	24.9	21.0	(26.4)	(66.6)
Inventories	11.5	10.1	3.1	93.2
Accounts payable and other liabilities, including income taxes paid	(102.2)	32.7	(95.0)	41.5
	667.7	470.6	1,570.7	1,262.5
Non-controlling interest(b) cash flow used in operating activities, net of working capital changes	(42.7)	1.5	(41.7)	4.6
Attributable(a) adjusted operating cash flow	$625.0	$472.1	$1,529.0	$1,267.1

See page 32 of this MD&A for details of the footnote referenced within the table above.

Production Cost of Sales and Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Attributable(a) production cost of sales	$539.4	$520.6	$1,588.4	$1,502.4
Gold equivalent ounces sold	578,323	571,248	1,621,483	1,614,547
Less: non-controlling interest(b) gold equivalent ounces sold	(27,775)	-	(27,775)	-
Attributable(a) gold equivalent ounces sold	550,548	571,248	1,593,708	1,614,547
Attributable(a) production cost of sales per equivalent ounce sold	$980	$911	$997	$931
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See page 32 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Less: attributable(a) silver revenue(d)	(21.4)	(52.4)	(97.2)	(160.6)
Attributable(a) production cost of sales net of silver by-product revenue	$518.0	$468.2	$1,491.2	$1,341.8
Gold ounces sold	569,506	544,199	1,578,232	1,531,816
Less: non-controlling interest(b) gold ounces sold	(27,676)	-	(27,676)	-
Attributable(a) gold ounces sold	541,830	544,199	1,550,556	1,531,816
Attributable(a) production cost of sales per ounce sold on a by-product basis	$956	$860	$962	$876
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See page 32 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Less: attributable(a) silver revenue(d)	(21.4)	(52.4)	(97.2)	(160.6)
Attributable(a) production cost of sales net of silver by-product revenue	$518.0	$468.2	$1,491.2	$1,341.8
Adjusting items on an attributable(a) basis:
General and administrative(e)	27.2	24.0	90.3	80.4
Other operating expense - sustaining(f)	2.5	6.3	4.9	17.8
Reclamation and remediation - sustaining(g)	18.4	14.1	56.1	46.8
Exploration and business development - sustaining(h)	10.6	11.8	32.4	27.9
Additions to property, plant and equipment - sustaining(i)	141.8	159.1	367.6	404.2
Lease payments - sustaining(j)	3.2	4.2	9.9	24.9
All-in Sustaining Cost on a by-product basis - attributable(a)	$721.7	$687.7	$2,052.4	$1,943.8
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	12.9	8.7	32.8	27.4
Reclamation and remediation - non-sustaining(g)	1.7	1.2	5.1	5.4
Exploration and business development - non-sustaining(h)	38.3	38.5	113.0	105.8
Additions to property, plant and equipment - non-sustaining(i)	133.7	113.3	404.5	353.1
Lease payments - non-sustaining(j)	0.1	0.2	0.2	0.6
All-in Cost on a by-product basis - attributable(a)	$908.4	$849.6	$2,608.0	$2,436.1
Gold ounces sold	569,506	544,199	1,578,232	1,531,816
Less: non-controlling interest(b) gold ounces sold	(27,676)	-	(27,676)	-
Attributable(a) gold ounces sold	541,830	544,199	1,550,556	1,531,816
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,332	$1,264	$1,324	$1,269
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,677	$1,561	$1,682	$1,590
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See page 32 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Attributable(a) production cost of sales	$539.4	$520.6	$1,588.4	$1,502.4
Adjusting items on an attributable(a) basis:
General and administrative(e)	27.2	24.0	90.3	80.4
Other operating expense - sustaining(f)	2.5	6.3	4.9	17.8
Reclamation and remediation - sustaining(g)	18.4	14.1	56.1	46.8
Exploration and business development - sustaining(h)	10.6	11.8	32.4	27.9
Additions to property, plant and equipment - sustaining(i)	141.8	159.1	367.6	404.2
Lease payments - sustaining(j)	3.2	4.2	9.9	24.9
All-in Sustaining Cost - attributable(a)	$743.1	$740.1	$2,149.6	$2,104.4
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	12.9	8.7	32.8	27.4
Reclamation and remediation - non-sustaining(g)	1.7	1.2	5.1	5.4
Exploration and business development - non-sustaining(h)	38.3	38.5	113.0	105.8
Additions to property, plant and equipment - non-sustaining(i)	133.7	113.3	404.5	353.1
Lease payments - non-sustaining(j)	0.1	0.2	0.2	0.6
All-in Cost - attributable(a)	$929.8	$902.0	$2,705.2	$2,596.7
Gold equivalent ounces sold	578,323	571,248	1,621,483	1,614,547
Less: non-controlling interest(b) gold equivalent ounces sold	(27,775)	-	(27,775)	-
Attributable(a) gold equivalent ounces sold	550,548	571,248	1,593,708	1,614,547
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,350	$1,296	$1,349	$1,303
Attributable(a) all-in cost per equivalent ounce sold	$1,689	$1,579	$1,697	$1,608
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See page 32 of this MD&A for details of the footnotes referenced within the table above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Three months ended September 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$13.5	$41.2	$21.3	$56.6	$5.2	$5.0	$66.8	$0.2	$143.0
Non-sustaining capital expenditures	$70.3	$-	$3.6	$13.8	$30.7	$1.1	$45.6	$16.2	$135.7
Additions to property, plant and equipment - per cash flow	$83.8	$41.2	$24.9	$70.4	$35.9	$6.1	$112.4	$16.4	$278.7
Less: Non-controlling interest(b)	$-	$-	$-	$(3.2)	$-	$-	$(3.2)	$-	$(3.2)
Attributable(a) capital expenditures	$83.8	$41.2	$24.9	$67.2	$35.9	$6.1	$109.2	$16.4	$275.5

Three months ended September 30, 2023
Sustaining capital expenditures	$12.2	$58.4	$7.5	$52.1	$7.7	$20.6	$80.4	$0.6	$159.1
Non-sustaining capital expenditures	$65.1	$-	$7.7	$43.9	$0.1	$4.3	$48.3	$3.7	$124.8
Additions to property, plant and equipment - per cash flow	$77.3	$58.4	$15.2	$96.0	$7.8	$24.9	$128.7	$4.3	$283.9
Less: Non-controlling interest(b)	$-	$-	$-	$(11.5)	$-	$-	$(11.5)	$-	$(11.5)
Attributable(a) capital expenditures	$77.3	$58.4	$15.2	$84.5	$7.8	$24.9	$117.2	$4.3	$272.4

Nine months ended September 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$30.6	$105.4	$39.2	$141.9	$11.0	$41.8	$194.7	$(1.0)	$368.9
Non-sustaining capital expenditures	$207.9	$-	$3.6	$96.3	$81.4	$1.3	$179.0	$35.4	$425.9
Additions to property, plant and equipment - per cash flow	$238.5	$105.4	$42.8	$238.2	$92.4	$43.1	$373.7	$34.4	$794.8
Less: Non-controlling interest(b)	$-	$-	$-	$(22.7)	$-	$-	$(22.7)	$-	$(22.7)
Attributable(a) capital expenditures	$238.5	$105.4	$42.8	$215.5	$92.4	$43.1	$351.0	$34.4	$772.1

Nine months ended September 30, 2023
Sustaining capital expenditures	$35.9	$125.9	$29.0	$142.8	$25.6	$43.2	$211.6	$1.8	$404.2
Non-sustaining capital expenditures	$187.9	$-	$34.9	$111.3	$0.1	$38.3	$149.7	$10.3	$382.8
Additions to property, plant and equipment - per cash flow	$223.8	$125.9	$63.9	$254.1	$25.7	$81.5	$361.3	$12.1	$787.0
Less: Non-controlling interest(b)	$-	$-	$-	$(29.7)	$-	$-	$(29.7)	$-	$(29.7)
Attributable(a) capital expenditures	$223.8	$125.9	$63.9	$224.4	$25.7	$81.5	$331.6	$12.1	$757.3

See page 32 of this MD&A for details of the footnotes referenced within the tables above.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

(a)	“Attributable” includes Kinross’ share of Manh Choh (70%) cash flows, costs, sales and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(d)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(e)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(f)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(g)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(h)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(i)	“Additions to property, plant and equipment – sustaining” and non-sustaining are as presented on page 31 of this MD&A and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(j)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(k)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, and “Liquidity Outlook” and include, without limitation, statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s plan to reduce debt; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; the projected yearly gold production profile from both open pit and underground operations, all-in sustaining costs, mill throughput and average grades at the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “aimed”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “target”, “upside”, “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2023, and the Annual Information Form dated March 27, 2024 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining,

Kinross Gold Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2024. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold4.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2024	2023
Assets
Current assets
Cash and cash equivalents	Note 5	$472.8	$352.4
Restricted cash		10.8	9.8
Accounts receivable and other assets	Note 5	307.6	268.7
Current income tax recoverable		1.1	3.4
Inventories	Note 5	1,232.2	1,153.0
Unrealized fair value of derivative assets		5.6	15.0
		2,030.1	1,802.3
Non-current assets
Property, plant and equipment	Note 5 and 6	7,943.1	7,963.2
Long-term investments	Note 5	64.7	54.7
Other long-term assets	Note 5	707.9	710.6
Deferred tax assets		12.6	12.5
Total assets		$10,758.4	$10,543.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$548.1	$531.5
Current income tax payable		205.8	92.9
Current portion of long-term debt and credit facilities	Note 8	449.7	-
Current portion of provisions	Note 9	51.1	48.8
Other current liabilities		7.9	12.3
		1,262.6	685.5
Non-current liabilities
Long-term debt and credit facilities	Note 8	1,235.0	2,232.6
Provisions	Note 9	903.8	889.9
Long-term lease liabilities		15.0	17.5
Other long-term liabilities		93.8	82.4
Deferred tax liabilities		455.4	449.7
Total liabilities		$3,965.6	$4,357.6

Equity
Common shareholders' equity
Common share capital	Note 10	$4,486.8	$4,481.6
Contributed surplus		10,641.4	10,646.0
Accumulated deficit		(8,420.0)	(8,982.6)
Accumulated other comprehensive loss	Note 5	(62.3)	(61.3)
Total common shareholders' equity		6,645.9	6,083.7
Non-controlling interests		146.9	102.0
Total equity		$6,792.8	$6,185.7
Commitments and contingencies	Note 14
Subsequent events	Note 8 and 10
Total liabilities and equity		$10,758.4	$10,543.3

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,229,048,190	1,227,837,974

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Operations

(Unaudited, expressed in millions of United States dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Revenue
Metal sales		$1,432.0	$1,102.4	$3,733.0	$3,124.0

Cost of sales
Production cost of sales		564.3	520.6	1,613.3	1,502.4
Depreciation, depletion and amortization		296.2	263.9	862.7	715.1
Reversal of impairment charge	Note 6	(74.1)	-	(74.1)	-
Total cost of sales		786.4	784.5	2,401.9	2,217.5
Gross profit		645.6	317.9	1,331.1	906.5
Other operating expense		21.1	14.9	50.6	82.1
Exploration and business development		49.6	51.0	147.0	134.3
General and administrative		27.2	25.8	94.3	82.2
Operating earnings		547.7	226.2	1,039.2	607.9
Other expense - net		(6.0)	(0.3)	(0.2)	(6.3)
Finance income		6.3	11.3	14.7	32.2
Finance expense	Note 5	(23.5)	(25.9)	(66.8)	(79.4)
Earnings before tax		524.5	211.3	986.9	554.4
Income tax expense - net		(134.2)	(102.4)	(281.1)	(204.2)
Net earnings		$390.3	$108.9	$705.8	$350.2
Net earnings (loss) attributable to:
Non-controlling interests		$35.0	$(0.8)	$32.6	$(0.7)
Common shareholders		$355.3	$109.7	$673.2	$350.9
Earnings per share attributable to common shareholders
Basic		$0.29	$0.09	$0.55	$0.29
Diluted		$0.29	$0.09	$0.55	$0.28

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Comprehensive INCOME

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Net earnings		$390.3	$108.9	$705.8	$350.2

Other comprehensive income (loss), net of tax:	Note 5
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		9.7	(14.3)	5.3	(8.0)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		(2.8)	6.7	(3.2)	8.9
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")(c)		(0.6)	(6.0)	(3.1)	(14.2)
		6.3	(13.6)	(1.0)	(13.3)
Total comprehensive income		$396.6	$95.3	$704.8	$336.9

Attributable to non-controlling interests		$35.0	$(0.8)	$32.6	$(0.7)
Attributable to common shareholders		$361.6	$96.1	$672.2	$337.6

(a)	Net of tax expense of $nil, 3 months; $nil, 9 months (2023 - $nil, 3 months; $nil, 9 months).
(b)	Net of tax (recovery) expense of $(1.5) million, 3 months; $(1.8) million, 9 months (2023 - $2.0 million, 3 months; $3.6 million, 9 months).
(c)	Net of tax (recovery) of $nil, 3 months; $(1.3) million, 9 months (2023 - $(1.9) million, 3 months; $(4.8) million, 9 months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Cash Flows

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$390.3	$108.9	$705.8	$350.2
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		296.2	263.9	862.7	715.1
Reversal of impairment charge	Note 6	(74.1)	-	(74.1)	-
Share-based compensation expense		1.3	2.9	6.6	4.3
Finance expense		23.5	25.9	66.8	79.4
Deferred tax expense		21.6	74.1	9.0	92.8
Foreign exchange losses and other		8.9	13.0	16.8	34.8
Reclamation recovery		-	(18.1)	-	(14.1)
Changes in operating assets and liabilities:
Accounts receivable and other assets		(24.9)	(21.0)	26.4	66.6
Inventories		(11.5)	(10.1)	(3.1)	(93.2)
Accounts payable and accrued liabilities		121.4	(15.0)	245.7	70.4
Cash flow provided from operating activities		752.7	424.5	1,862.6	1,306.3
Income taxes paid		(19.2)	(17.7)	(150.7)	(111.9)
Net cash flow provided from operating activities		733.5	406.8	1,711.9	1,194.4
Investing:
Additions to property, plant and equipment		(278.7)	(283.9)	(794.8)	(787.0)
Interest paid capitalized to property, plant and equipment	Note 8	(33.0)	(43.0)	(84.9)	(89.8)
Net (additions) disposals to long-term investments and other assets		(11.4)	(2.5)	(30.2)	2.4
(Increase) decrease in restricted cash - net		(1.3)	(0.2)	(1.0)	1.2
Interest received and other - net		6.0	6.6	13.7	13.5
Net cash flow of continuing operations used in investing activities		(318.4)	(323.0)	(897.2)	(859.7)
Net cash flow of discontinued operations provided from investing activities	Note 5	-	-	-	45.0
Financing:
Repayment of debt	Note 8	(350.0)	(550.0)	(550.0)	(770.0)
Proceeds from issuance or drawdown of debt	Note 8	-	488.1	-	588.1
Interest paid	Note 8	(17.1)	(26.5)	(35.6)	(53.0)
Payment of lease liabilities	Note 8	(3.3)	(4.4)	(10.1)	(25.5)
Funding from non-controlling interest		4.1	27.0	31.3	38.8
Distributions to non-controlling interest		(19.5)	-	(19.5)	-
Dividends paid to common shareholders	Note 10	(36.9)	(36.8)	(110.6)	(110.5)
Other - net		0.1	6.3	0.4	(1.2)
Net cash flow used in financing activities		(422.6)	(96.3)	(694.1)	(333.3)
Effect of exchange rate changes on cash and cash equivalents		0.3	(1.0)	(0.2)	0.4
(Decrease) increase in cash and cash equivalents		(7.2)	(13.5)	120.4	46.8
Cash and cash equivalents, beginning of period		480.0	478.4	352.4	418.1
Cash and cash equivalents, end of period		$472.8	$464.9	$472.8	$464.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

Interim cONDENSED Consolidated Statements of Equity

(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Common share capital
Balance at the beginning of the period		$4,486.7	$4,480.2	$4,481.6	$4,449.5
Transfer from contributed surplus on exercise of restricted shares		0.1	0.4	4.7	4.8
Options exercised, including cash		-	0.2	0.5	26.5
Balance at the end of the period	Note 10	$4,486.8	$4,480.8	$4,486.8	$4,480.8

Contributed surplus
Balance at the beginning of the period		$10,640.4	$10,643.1	$10,646.0	$10,667.5
Share-based compensation		1.3	2.9	6.6	4.3
Transfer of fair value of exercised options and restricted shares		(0.3)	(0.2)	(10.8)	(26.0)
Other		-	-	(0.4)	-
Balance at the end of the period		$10,641.4	$10,645.8	$10,641.4	$10,645.8

Accumulated deficit
Balance at the beginning of the period		$(8,738.4)	$(9,084.1)	$(8,982.6)	$(9,251.6)
Dividends paid	Note 10	(36.9)	(36.8)	(110.6)	(110.5)
Net earnings attributable to common shareholders		355.3	109.7	673.2	350.9
Balance at the end of the period		$(8,420.0)	$(9,011.2)	$(8,420.0)	$(9,011.2)

Accumulated other comprehensive loss
Balance at the beginning of the period		$(68.6)	$(41.4)	$(61.3)	$(41.7)
Other comprehensive income (loss), net of tax		6.3	(13.6)	(1.0)	(13.3)
Balance at the end of the period	Note 5	$(62.3)	$(55.0)	$(62.3)	$(55.0)
Total accumulated deficit and accumulated other comprehensive loss		$(8,482.3)	$(9,066.2)	$(8,482.3)	$(9,066.2)

Total common shareholders' equity		$6,645.9	$6,060.4	$6,645.9	$6,060.4

Non-controlling interests
Balance at the beginning of the period		$127.3	$92.4	$102.0	$58.5
Net earnings (loss) attributable to non-controlling interests		35.0	(0.8)	32.6	(0.7)
Funding from non-controlling interest		4.1	13.0	31.8	46.8
Distributions to non-controlling interest		(19.5)	-	(19.5)	-
Balance at the end of the period		$146.9	$104.6	$146.9	$104.6

Total equity		$6,792.8	$6,165.0	$6,792.8	$6,165.0

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The unaudited interim condensed consolidated financial statements (“interim financial statements”) of the Company for the period ended September 30, 2024 were authorized for issue in accordance with a resolution of the Board of Directors on November 5, 2024.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2023, except for the adoption of amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1”), IFRS 16 “Leases” (“IFRS 16”) and IAS 7 “Statement of Cash Flows” (“IAS 7”). See Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.

3.	CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Material Accounting Policies

On January 1, 2024, the Company adopted amendments to IAS 1 which clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current. The amendments did not have an impact on the Company’s interim financial statements and the comparative period on the date of adoption.

ii.	Recent Accounting Pronouncements Adopted

On January 1, 2024, the Company adopted amendments to IFRS 16 which add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains. The amendments did not have an impact on the Company’s interim financial statements on the date of adoption.

On January 1, 2024, the Company adopted amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”) requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. The amendments did not have an impact on the Company’s interim financial statements on the date of adoption.

6

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Recent Accounting Pronouncements Issued Not Yet Adopted

On August 15, 2023, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange” to specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments are effective on January 1, 2025 and are not expected to have a significant impact on the Company’s financial statements.

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on its financial statements.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	September 30,	December 31,
	2024	2023
Cash	$266.9	$198.4
Short-term deposits	205.9	154.0
	$472.8	$352.4

7

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Accounts receivable and other assets:

	September 30,	December 31,
	2024	2023
Deferred payment consideration(a)	$110.0	$107.9
VAT receivables	39.1	44.7
Prepaid expenses	56.5	43.1
Deposits	16.1	14.5
Other	85.9	58.5
	$307.6	$268.7

(a)	As at September 30, 2024, deferred payment consideration of $110.0 million (December 31, 2023 - $107.9 million) is related to the fair value of the deferred payment consideration in connection with the sale of the Company’s Chirano operations in 2022. During the nine months ended September 30, 2023, the Company received $5.0 million in respect of the deferred consideration. The total deferred consideration is secured through pledges by Asante Gold Corporation of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

iii.	Inventories:

	September 30,	December 31,
	2024	2023
Ore in stockpiles(a)	$512.3	$469.6
Ore on leach pads(b)	711.8	701.3
In-process	159.1	139.5
Finished metal	52.0	17.3
Materials and supplies	380.8	367.9
	1,816.0	1,695.6
Long-term portion of ore in stockpiles and ore on leach pads(a)(b)	(583.8)	(542.6)
	$1,232.2	$1,153.0

(a)	Ore in stockpiles relates to the Company’s operating mines. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5vi.

(b)	Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2026 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5vi.

8

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2024	$10,138.6	$8,853.4	$1,492.0	$20,484.0
Additions	334.3	537.3	16.0	887.6
Capitalized interest	11.5	14.6	48.9	75.0
Disposals	(19.3)	-	-	(19.3)
Other	43.5	(44.5)	-	(1.0)
Balance at September 30, 2024	10,508.6	9,360.8	1,556.9	21,426.3

Accumulated depreciation, depletion, amortization and reversals of impairment charges
Balance at January 1, 2024	$(6,652.1)	$(5,868.7)	$-	$(12,520.8)
Depreciation, depletion and amortization	(470.3)	(581.8)	-	(1,052.1)
Reversals of impairment charges(d)	57.4	16.7	-	74.1
Disposals	15.6	-	-	15.6
Balance at September 30, 2024	(7,049.4)	(6,433.8)	-	(13,483.2)

Net book value	$3,459.2	$2,927.0	$1,556.9	$7,943.1

Amount included above as at September 30, 2024:
Assets under construction	$402.5	$273.9	$37.7	$714.1
Assets not being depreciated(e)	$669.2	$534.1	$1,556.9	$2,760.2

(a)	Additions during the nine months ended September 30, 2024 include $1.9 million of right-of-use (“ROU”) assets for lease arrangements entered into. Depreciation, depletion and amortization during the nine months ended September 30, 2024 includes depreciation for ROU assets of $9.4 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $24.2 million as at September 30, 2024.

(b)	As at September 30, 2024, the significant development and operating properties are Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, and Lobo-Marte.

(c)	As at September 30, 2024, the significant pre-development properties includes $1,551.2 million for Great Bear.

(d)	At September 30, 2024, an impairment reversal of $74.1 million was recorded at Round Mountain, entirely related to property, plant and equipment. See Note 6.

(e)	Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

9

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties(c)	Total
Cost
Balance at January 1, 2023	$9,515.2	$8,222.6	$1,402.9	$19,140.7
Additions	677.5	532.7	22.9	1,233.1
Capitalized interest	23.3	19.4	66.2	108.9
Disposals	(110.2)	(7.7)	-	(117.9)
Change in reclamation and remediation obligations	-	102.3	-	102.3
Other	32.8	(15.9)	-	16.9
Balance at December 31, 2023	10,138.6	8,853.4	1,492.0	20,484.0

Accumulated depreciation, depletion, and amortization
Balance at January 1, 2023	$(6,165.5)	$(5,233.8)	$-	$(11,399.3)
Depreciation, depletion and amortization	(589.3)	(634.9)	-	(1,224.2)
Disposals	102.7	-	-	102.7
Balance at December 31, 2023	(6,652.1)	(5,868.7)	-	(12,520.8)

Net book value	$3,486.5	$2,984.7	$1,492.0	$7,963.2

Amount included above as at December 31, 2023:
Assets under construction	$542.0	$267.4	$21.7	$831.1
Assets not being depreciated(d)	$806.6	$683.9	$1,492.0	$2,982.5

(a)	Additions for the year ended December 31, 2023 include $7.9 million of ROU assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2023 includes depreciation for ROU assets of $14.3 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $31.7 million as at December 31, 2023.

(b)	As at December 31, 2023, the significant development and operating properties are Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, and Lobo-Marte.

(c)	As at December 31, 2023, the significant pre-development properties includes $1,492.0 million for Great Bear.

(d)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and Fort Knox, including Manh Choh, and had an annualized weighted average borrowing rate of 6.32% for the nine months ended September 30, 2024 (nine months ended September 30, 2023 – 6.44%).

At September 30, 2024, $1,643.4 million (December 31, 2023 - $1,569.7 million) of E&E assets were included in mineral interests.

E&E costs during the three and nine months were recognized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Capitalized E&E costs(a)	$24.0	$25.7	$73.7	$63.7
Expensed E&E costs(b)	41.3	44.7	124.8	116.7
	$65.3	$70.4	$198.5	$180.4

(a)	Capitalized E&E costs are included in investing cash flows. During the three and nine months ended September 30, 2024, capitalized E&E costs of $19.9 million and $64.9 million, respectively (three and nine months ended September 30, 2023 - $24.9 million and $60.3 million, respectively) were related to pre-development properties, of which $14.0 million and $48.9 million, respectively (three and nine months ended September 30, 2023 - $17.5 million and $48.4 million, respectively), represents capitalized interest.

(b)	Expensed E&E costs are included in operating cash flows. During the three and nine months ended September 30, 2024, expensed E&E costs of $17.0 million and $51.1 million, respectively (three and nine months ended September 30, 2023 - $19.1 million and $54.3 million, respectively) were related to pre-development properties.

10

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	September 30, 2024		December 31, 2023
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$49.1	$4.5	$39.0	$0.3
Investments in an accumulated loss position	15.6	(45.0)	15.7	(54.2)
Net realized losses	-	(20.6)	-	(12.5)
	$64.7	$(61.1)	$54.7	$(66.4)

(a)	See Note 5viii for details of changes in fair values recognized in other comprehensive income (loss) during the nine months ended September 30, 2024 and year ended December 31, 2023.

vi.	Other long-term assets:

	September 30,	December 31,
	2024	2023
Long-term portion of ore in stockpiles and ore on leach pads(a)	$583.8	$542.6
Long-term receivables	66.6	75.4
Advances for the purchase of capital equipment	28.7	39.5
Investment in joint venture - Puren(b)	10.9	6.5
Other	17.9	46.6
	$707.9	$710.6

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents material not scheduled for processing within the next 12 months. As at September 30, 2024, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.
(b)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

vii.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2024	2023
Trade payables	$114.8	$113.7
Accrued liabilities(a)	283.4	283.1
Employee related accrued liabilities	149.9	134.7
	$548.1	$531.5

(a)	Includes accrued interest payable of $15.5 million as at September 30, 2024 (December 31, 2023 - $36.3 million). See Note 8iv.

viii.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2022	$(59.2)	$17.5	$(41.7)
Other comprehensive loss before tax	(7.2)	(16.0)	(23.2)
Tax	-	3.6	3.6
Balance at December 31, 2023	$(66.4)	$5.1	$(61.3)
Other comprehensive loss before tax	5.3	(9.4)	(4.1)
Tax	-	3.1	3.1
Balance at September 30, 2024	$(61.1)	$(1.2)	$(62.3)

11

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Interim Condensed Consolidated Statements of Operations

ix.	Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Accretion of reclamation and remediation obligations	$(10.2)	$(5.7)	$(30.7)	$(26.4)
Interest expense, including accretion of debt and lease liabilities(a)(b)	(13.3)	(20.2)	(36.1)	(53.0)
	$(23.5)	$(25.9)	$(66.8)	$(79.4)

(a)	During the three and nine months ended September 30, 2024, $21.1 million and $75.0 million, respectively, of interest was capitalized to property, plant and equipment (three and nine months ended September 30, 2023 - $28.1 million and $79.0 million, respectively). See Note 5iv.
(b)	During the three and nine months ended September 30, 2024, accretion of lease liabilities was $0.3 million and $1.1 million, respectively, (three and nine months ended September 30, 2023 - $0.5 million and $1.7 million, respectively).

Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2024 was $50.1 million and $120.5 million, respectively (three and nine months ended September 30, 2023 - $69.5 million and $142.8 million, respectively). See Note 8iv.

6.	REVERSAL OF IMPAIRMENT CHARGE

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Property, plant and equipment (i)	$(74.1)	$-	$(74.1)	$-
	$(74.1)	$-	$(74.1)	$-

i.	Property, plant and equipment

At September 30, 2024, the Company identified the increase in the Company’s future gold price estimates as an indicator of impairment reversal and performed an assessment to determine the recoverable amount of the Round Mountain cash generating unit (“CGU”). The recoverable amount was determined to be greater than the carrying amount, and as such, an impairment reversal of $74.1 million was recorded to property, plant and equipment. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously, and represents the full reversal of the impairment charge previously recorded. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $2.6 million. After giving effect to the impairment reversal, the carrying value of Round Mountain was $464.5 million as at September 30, 2024.

Key assumptions used in determining the recoverable amount included estimated 2024, 2025, 2026 and long-term gold prices of $2,300, $2,300, $2,200 and $2,000 per ounce, respectively, and short-term and long-term oil prices of $80 per barrel and $70 per barrel. The discount rate applied to present value the net future cash flows, based on a real weighted average cost of capital, was 5.02%. The discount rate applied for the previously recorded impairment charge in 2022 was 5.20%.

7.	FAIR VALUE MEASUREMENT

i.	Recurring fair value measurement

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2024 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$64.7	$-	$-	$64.7
Derivative contracts:
Foreign currency forward and collar contracts	-	(0.3)	-	(0.3)
Energy swap contracts	-	(1.0)	-	(1.0)
Other	-	4.6	-	4.6
	$64.7	$3.3	$-	$68.0

12

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

ii.	Fair value measurements related to non-financial assets

The Company recorded a reversal of a previously recorded impairment charge related to the property, plant and equipment at Round Mountain at September 30, 2024, mainly due to changes in the estimates of future gold prices used to determine the recoverable amount of the Round Mountain CGU. The recoverable amount was determined on a fair value less cost of disposal basis using certain unobservable assumptions and as a result was classified within Level 3 of the fair value hierarchy. See Note 6.

iii.	Fair value of financial assets and liabilities not measured and recognized at fair value

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

8.	LONG-TERM DEBT AND CREDIT FACILITIES

		September 30, 2024				December 31, 2023
	Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value(b)	Carrying Amount(a)	Fair Value(b)
Senior notes	(i) 4.50%-6.875%	$1,243.2	$(8.2)	$1,235.0	$1,329.0	$1,233.5	$1,272.3
Term loan	(ii) SOFR plus 1.25%	450.0	(0.3)	449.7	450.0	999.1	1,000.0
Total long-term and current debt		$1,693.2	$(8.5)	$1,684.7	$1,779.0	$2,232.6	$2,272.3
Less: current portion		(450.0)	0.3	(449.7)	(450.0)	-	-
Long-term debt and credit facility		$1,243.2	$(8.2)	$1,235.0	$1,329.0	$2,232.6	$2,272.3

(a)	Includes transaction costs on the senior notes and term loan.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables.

i.	Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

ii.	Revolving credit facility and term loan

As at September 30, 2024, the Company had utilized $6.9 million (December 31, 2023 - $6.8 million) of its $1,500.0 million revolving credit facility, entirely for letters of credit.

On October 28, 2024, the Company amended its $1,500 million revolving credit facility to extend the maturity by two years to October 2029, restoring a five-year term.

The term loan, maturing on March 7, 2025, has no mandatory amortization payments, includes a three-year extension option upon approval of the lenders, and can be repaid at any time prior to maturity. During the three and nine months ended September 30, 2024, the Company repaid $350.0 million and $550.0 million, respectively, of the outstanding balance on the

13

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

term loan, with $450.0 million in principal outstanding as of September 30, 2024. On November 1, 2024, the Company repaid an additional $100.0 million of the outstanding balance on the term loan.

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at September 30, 2024, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements as at September 30, 2024.

iii.	Other

Effective July 1, 2024, the Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $300.0 million to $400.0 million and extended the maturity date from June 30, 2024 to June 30, 2026. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at September 30, 2024, $236.0 million (December 31, 2023 - $235.7 million) was utilized under this facility.

At September 30, 2024, the Company also had $258.6 million (December 31, 2023 - $241.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.76%.

In addition, as at September 30, 2024, $403.9 million (December 31, 2023 - $376.1 million) of surety bonds were outstanding, of which $402.9 million (December 31, 2023 - $375.1 million) were in respect of security over reclamation and remediation obligations related to Kinross’ properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur average fees of 0.54%.

iv.	Changes in liabilities arising from financing activities

	Total current	Lease	Accrued interest
	and long-term debt	liabilities	payable(a)	Total
Balance as at January 1, 2024	$2,232.6	$27.6	$36.3	$2,296.5
Changes from financing cash flows
Debt repayments	(550.0)	-	-	(550.0)
Interest paid	-	-	(35.6)	(35.6)
Payment of lease liabilities	-	(10.1)	-	(10.1)
	1,682.6	17.5	0.7	1,700.8
Other changes
Interest expense and accretion(b)	$-	$1.1	$35.0	$36.1
Capitalized interest(c)	-	-	75.0	75.0
Capitalized interest paid	-	-	(84.9)	(84.9)
Additions of lease liabilities	-	1.9	-	1.9
Other	2.1	(0.5)	(10.3)	(8.8)
	2.1	2.5	14.8	19.3
Balance as at September 30, 2024	$1,684.7	$20.0	$15.5	$1,720.1

14

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Total current	Lease	Accrued interest
	and long-term debt	liabilities	payable(a)	Total
Balance as at January 1, 2023	$2,592.9	$47.6	$41.9	$2,682.4
Changes from financing cash flows
Debt issued	588.1	-	-	588.1
Debt repayments	(960.0)	-	-	(960.0)
Interest paid	-	-	(53.2)	(53.2)
Payment of lease liabilities	-	(30.2)	-	(30.2)
	2,221.0	17.4	(11.3)	2,227.1
Other changes
Interest expense and accretion(b)	$-	$2.1	$66.9	$69.0
Capitalized interest(c)	-	-	108.9	108.9
Capitalized interest paid	-	-	(114.1)	(114.1)
Additions of lease liabilities	-	7.9	-	7.9
Other	11.6	0.2	(14.1)	(2.3)
	11.6	10.2	47.6	69.4
Balance as at December 31, 2023	$2,232.6	$27.6	$36.3	$2,296.5

(a)	Included in Accounts payable and accrued liabilities. See Note 5vii.
(b)	Included in Finance expense. See Note 5ix.
(c)	Included in Property, plant and equipment. See Note 5iv.

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2024	$876.9	$61.8	$938.7
Additions	-	10.0	10.0
Reductions	-	(4.3)	(4.3)
Reclamation spending	(20.2)	-	(20.2)
Accretion	30.7	-	30.7
Balance at September 30, 2024	$887.4	$67.5	$954.9

Current portion	46.9	4.2	51.1
Non-current portion	840.5	63.3	903.8
	$887.4	$67.5	$954.9

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

The majority of the estimated expenditures are expected to occur between 2024 and 2045. The discount rates used in estimating the site restoration cost obligation were between 3.8% and 8.4% as at September 30, 2024 and December 31, 2023, and the inflation rates used were between 2.0% and 4.5% as at September 30, 2024 and December 31, 2023.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2024, letters of credit totaling $460.4 million (December 31, 2023 - $440.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, as at September 30, 2024, $402.9 million (December 31, 2023 - $375.1 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

15

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2024 and year ended December 31, 2023 is as follows:

	Nine months ended		Year ended
	September 30, 2024		December 31, 2023
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,227,838	$4,481.6	1,221,891	$4,449.5
Issued:
Issued under share option and restricted share plans	1,210	5.2	5,947	32.1
Total common share capital	1,229,048	$4,486.8	1,227,838	$4,481.6

i.	Dividends on common shares

The following summarizes dividends declared and paid during the nine months ended September 30, 2024 and 2023:

	2024		2023
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31	$0.03	$36.9	$0.03	$36.8
Three months ended June 30	0.03	36.8	0.03	36.9
Three months ended September 30	0.03	36.9	0.03	36.8
Total		$110.6		$110.5

There were no dividends declared and unpaid at September 30, 2024 or September 30, 2023.

On November 5, 2024, the Board of Directors declared a dividend of $0.03 per common share payable on December 12, 2024 to shareholders of record on November 28, 2024.

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes the changes in stock options outstanding and exercisable for the nine months ended September 30, 2024:

	Nine months ended September 30, 2024
	Number of options (000's)	Weighted average exercise price (C$)
Outstanding at January 1, 2024	859	$4.68
Exercised	(784)	4.68
Outstanding at end of period	75	$4.68
Exercisable at end of period	75	$4.68

For the nine months ended September 30, 2024, the weighted average market share price at the date of exercise was C$9.84.

16

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Restricted share unit plans

(a)  Restricted share units (“RSUs”)

The following table summarizes the changes in RSUs for the nine months ended September 30, 2024:

	Nine months ended September 30, 2024
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2024	6,672	$5.80
Granted	3,434	7.09
Reinvested	92	6.18
Redeemed - Cash	(1,384)	5.86
Redeemed - Equity	(1,145)	6.42
Forfeited	(946)	6.04
Outstanding at end of period	6,723	$6.31

As at September 30, 2024, there were 4,209,481 cash-settled RSUs outstanding, for which the Company had recognized a liability of $21.0 million (December 31, 2023 - $13.0 million) within employee related accrued liabilities. See Note 5vii.

(b)  Restricted performance share units (“RPSUs”)

The following table summarizes the changes in RPSUs for the nine months ended September 30, 2024:

	Nine months ended September 30, 2024
	Number of units (000's)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2024	4,091	$6.47
Granted	1,538	6.87
Reinvested	59	6.15
Redeemed	(595)	8.79
Forfeited	(798)	7.28
Outstanding at end of period	4,295	$6.14

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company for the nine months ended September 30, 2024 was 174,974 and the weighted average fair value per unit at the date of issue was C$10.26.

There were 2,084,618 DSUs outstanding, for which the Company had recognized a liability of $19.6 million as at September 30, 2024 (December 31, 2023 - $11.9 million), within employee related accrued liabilities. See Note 5vii.

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and nine months ended September 30, 2024 was $0.7 million and $2.1 million, respectively (three and nine months ended September 30, 2023 - $0.6 million and $1.8 million, respectively).

17

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and nine months ended September 30, 2024 was $355.3 million and $673.2 million, respectively (three and nine months ended September 30, 2023 - $109.7 million and $350.9 million, respectively).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Basic weighted average shares outstanding	1,229,037	1,227,616	1,228,776	1,226,725
Weighted average shares dilution adjustments:
Stock options(a)	46	509	216	941
Restricted share units	1,929	4,002	1,798	3,905
Restricted performance share units	3,614	5,708	3,416	5,593
Diluted weighted average shares outstanding	1,234,626	1,237,835	1,234,206	1,237,164

(a)	Dilutive stock options were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2024, the average share price used was $8.96 and $7.23, respectively (three and nine months ended September 30, 2023 - $4.89 and $4.69, respectively).

13.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments(a)
Three months ended September 30, 2024	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Revenue
Metal sales	$393.2	358.0	122.4	345.9	102.2	110.3	-	-	$1,432.0
Cost of sales
Production cost of sales	109.0	146.1	52.2	134.2	63.8	58.9	-	0.1	564.3
Depreciation, depletion and amortization	94.3	52.6	33.5	37.2	37.4	39.7	0.1	1.4	296.2
Reversal of impairment charge	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	203.3	198.7	85.7	171.4	27.1	98.6	0.1	1.5	786.4
Gross profit (loss)	$189.9	159.3	36.7	174.5	75.1	11.7	(0.1)	(1.5)	$645.6
Other operating expense (income)	6.5	1.0	1.6	(0.1)	0.2	0.1	2.5	9.3	21.1
Exploration and business development	2.7	1.8	0.7	3.3	11.9	1.5	8.6	19.1	49.6
General and administrative	-	-	-	-	-	-	-	27.2	27.2
Operating earnings (loss)	$180.7	156.5	34.4	171.3	63.0	10.1	(11.2)	(57.1)	$547.7
Other expense - net									(6.0)
Finance income									6.3
Finance expense									(23.5)
Earnings before tax									$524.5

Capital expenditures for the three months ended September 30, 2024(e)	$103.3	45.6	26.7	83.0	40.2	6.3	30.0	4.3	$339.4

	Operating segments						Non-operating segments(a)
Three months ended September 30, 2023	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Revenue
Metal sales	$313.9	321.7	127.7	138.8	119.5	79.7	-	1.1	$1,102.4
Cost of sales
Production cost of sales	108.5	141.2	41.4	82.3	93.1	53.9	-	0.2	520.6
Depreciation, depletion and amortization	69.0	53.1	48.3	24.6	44.1	23.3	0.1	1.4	263.9
Total cost of sales	177.5	194.3	89.7	106.9	137.2	77.2	0.1	1.6	784.5
Gross profit (loss)	$136.4	127.4	38.0	31.9	(17.7)	2.5	(0.1)	(0.5)	$317.9
Other operating expense	12.2	0.6	(9.8)	0.1	0.3	-	-	11.5	14.9
Exploration and business development	0.6	1.8	3.2	6.8	9.6	1.1	12.5	15.4	51.0
General and administrative	-	-	-	-	-	-	-	25.8	25.8
Operating earnings (loss)	$123.6	125.0	44.6	25.0	(27.6)	1.4	(12.6)	(53.2)	$226.2
Other expense - net									(0.3)
Finance income									11.3
Finance expense									(25.9)
Earnings before tax									$211.3

Capital expenditures for the three months ended September 30, 2023(e)	$98.4	80.7	23.5	131.9	8.0	27.0	25.2	0.9	$395.6

18

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments						Non-operating segments(a)
Nine months ended September 30, 2024	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Revenue
Metal sales	$1,072.2	927.0	419.9	626.1	384.0	301.2	-	2.6	$3,733.0
Cost of sales
Production cost of sales	311.0	417.0	163.1	311.5	248.3	161.6	-	0.8	1,613.3
Depreciation, depletion and amortization	256.2	145.0	129.3	83.6	150.6	93.7	0.3	4.0	862.7
Reversal of impairment charge	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	567.2	562.0	292.4	395.1	324.8	255.3	0.3	4.8	2,401.9
Gross profit (loss)	$505.0	365.0	127.5	231.0	59.2	45.9	(0.3)	(2.2)	$1,331.1
Other operating expense	25.5	7.2	5.8	-	0.7	1.1	4.8	5.5	50.6
Exploration and business development	6.1	5.4	1.6	8.6	36.8	5.3	32.0	51.2	147.0
General and administrative	-	-	-	-	-	-	-	94.3	94.3
Operating earnings (loss)	$473.4	352.4	120.1	222.4	21.7	39.5	(37.1)	(153.2)	$1,039.2
Other expense - net									(0.2)
Finance income									14.7
Finance expense									(66.8)
Earnings before tax									$986.9

Capital expenditures for the nine months ended September 30, 2024(e)	$279.9	112.6	48.3	269.2	104.1	52.7	86.4	7.5	$960.7

	Operating segments						Non-operating segments(a)
Nine months ended September 30, 2023	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Revenue
Metal sales	$861.3	887.2	377.5	398.8	343.0	252.8	-	3.4	$3,124.0
Cost of sales
Production cost of sales	296.4	394.4	129.9	239.2	275.1	166.4	-	1.0	1,502.4
Depreciation, depletion and amortization	173.8	143.3	133.0	65.3	112.2	82.8	0.4	4.3	715.1
Total cost of sales	470.2	537.7	262.9	304.5	387.3	249.2	0.4	5.3	2,217.5
Gross profit (loss)	$391.1	349.5	114.6	94.3	(44.3)	3.6	(0.4)	(1.9)	$906.5
Other operating expense	43.6	10.4	(9.4)	0.7	2.0	0.9	0.2	33.7	82.1
Exploration and business development	2.3	3.8	8.6	11.5	25.7	1.8	37.4	43.2	134.3
General and administrative	-	-	-	-	-	-	-	82.2	82.2
Operating earnings (loss)	$345.2	335.3	115.4	82.1	(72.0)	0.9	(38.0)	(161.0)	$607.9
Other expense - net									(6.3)
Finance income									32.2
Finance expense									(79.4)
Earnings before tax									$554.4

Capital expenditures for the nine months ended September 30, 2023(e)	$270.8	144.1	76.4	308.1	26.2	95.8	61.8	1.8	$985.0

	Operating segments						Non-operating segments(a)
	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Property, plant and equipment at
September 30, 2024	$2,314.0	1,616.3	303.0	1,024.1	395.1	254.0	1,577.6	459.0	$7,943.1

Total assets at
September 30, 2024	$3,041.4	1,958.3	426.7	1,654.4	710.7	472.2	1,578.8	915.9	$10,758.4

	Operating segments						Non-operating segments(a)
	Tasiast	Paracatu	La Coipa	Fort Knox(b)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(c)(d)	Total
Property, plant and equipment at
December 31, 2023	$2,325.4	1,653.3	379.1	928.1	383.9	347.2	1,491.1	455.1	$7,963.2

Total assets at
December 31, 2023	$3,081.6	1,972.8	519.7	1,334.5	731.1	513.0	1,498.4	892.2	$10,543.3

(a)	Non-operating segments include development and pre-development properties.
(b)	The Fort Knox segment includes Manh Choh, which was aggregated with Fort Knox during the nine months ended September 30, 2024. Comparative figures are presented in accordance with the current year’s presentation.
(c)	Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Buckhorn, Lobo-Marte and Maricunga.
(d)	Corporate and other includes metal sales and operating earnings (loss) of Maricunga of $nil and $(2.2) million, and $2.6 million and $(5.4) million, respectively, for the three and nine months ended September 30, 2024 ($1.2 million and $2.3 million, and $3.4 million and $(4.6) million, respectively, for the three and nine months ended September 30, 2023). During the nine months ended September 30, 2024, Maricunga sold its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga’s operating earnings (loss) includes net reclamation recovery of $nil for the three and nine months ended September 30, 2024 ($4.3 and $2.2 million, respectively, for the three and nine months ended September 30, 2023). Corporate and other also includes insurance recoveries recognized in other operating expense of $nil and $22.0 million for the three and nine months ended September 30, 2024.
(e)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

19

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $20.0 million were recorded as at September 30, 2024.

Purchase commitments

At September 30, 2024, the Company had future commitments of approximately $450.0 million for capital expenditures, which have not been accrued.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped,

20

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kinross Brasil Mineração S.A. (“KBM”)

On February 27, 2023, the State Public Attorney (“SPA”) in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities (“TSFs”), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court’s Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. Thereafter, proceedings were stayed at the request of the parties to allow them to discuss a potential resolution of the matter. KBM and the SPA recently reached a settlement. Under the settlement agreement, KBM agrees to: (i) confirm its timeline for de-characterization (closure) of the TSFs; (ii) hire a third-party expert for the SPA and other relevant authorities to keep them informed about KBM’s execution of the de-characterization projects and (iii) pay a total of approximately $7 million, to be paid in annual installments over a 10-year period to support socio-environmental projects. In the third quarter of 2024, a judge ratified the settlement agreement and this matter is now closed.

Income and other taxes

The Company operates in numerous countries around the world and accordingly is subject to and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Global minimum top-up tax

On August 4, 2023, the Government of Canada released for consultation draft legislation to implement the Global Minimum Tax Act (“GMTA”), which includes the introduction of a 15% global minimum tax (“top-up tax”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The GMTA received royal assent on June 20, 2024, and was enacted substantially as drafted.  As a result, the Company will be subject to the top-up tax rules for its 2024 taxation year. The GMTA did not have a material impact on the Company for the nine months ended September 30, 2024 as none of our current jurisdictions were subject to any material top up tax amount.

In accordance with the amendments to IAS 12 “Income Taxes” issued by the IASB on May 23, 2023, the Company has applied a temporary mandatory exception from deferred tax accounting for the impacts of the top-up tax and will account for it as a current tax when incurred.

21

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

15.	CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

As at September 30, 2024 and December 31, 2023

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q3 2024	Q4 2023	Q3 2024	Q4 2023	Q3 2024	Q4 2023	Q3 2024	Q4 2023	Q3 2024	Q4 2023
Current assets	$944.9	$833.8	$2,567.9	$2,522.7	$3,845.7	$3,635.2	$(5,328.4)	$(5,189.4)	$2,030.1	$1,802.3
Non-current assets	8,634.2	8,638.4	5,645.4	5,626.2	31,206.0	31,445.1	(36,757.3)	(36,968.7)	8,728.3	8,741.0
Current liabilities	622.6	187.6	1,521.4	1,500.5	4,447.0	4,186.8	(5,328.4)	(5,189.4)	1,262.6	685.5
Non-current liabilities	2,310.6	3,200.9	1,022.2	1,149.7	3,763.1	4,818.1	(4,392.9)	(5,496.6)	2,703.0	3,672.1

For the nine months ended September 30, 2024 and September 30, 2023

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023
Revenue	$2,560.5	$2,237.9	$2,387.1	$2,195.8	$1,139.9	$861.3	$(2,354.5)	$(2,171.0)	$3,733.0	$3,124.0
Net earnings (loss) attributable to common shareholders	673.2	350.9	327.6	238.1	1,942.4	1,113.2	(2,270.0)	(1,351.3)	673.2	350.9

(a)	Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.

22